UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Group Report

January 1 to September 30, 2004

Deutsche Telekom

Deutsche Telekom at a glance.

(a) For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

At a glance

	Third quarter of 2004			First three quarters of 2004
	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Net revenue	14,524	14,077	3.2	42,922	41,288	4.0	55,838
Domestic	8,535	8,553	(0.2)	25,560	25,689	(0.5)	34,691
International	5,989	5,524	8.4	17,362	15,599	11.3	21,147
Results from ordinary business activities	1,974	691	n.a.	4,726	1,783	n.a.	1,398
Financial expense, net	(793)	(789)	(0.5)	(2,584)	(2,734)	5.5	(4,031)
Depreciation and amortization	(2,991)	(3,165)	5.5	(9,022)	(9,646)	6.5	(12,884)
of property, plant and equipment	(1,863)	(1,996)	6.7	(5,642)	(6,129)	7.9	(8,206)
of intangible assets	(1,128)	(1,169)	3.5	(3,380)	(3,517)	3.9	(4,678)
Other taxes	(47)	(38)	(23.7)	(144)	(134)	(7.5)	(162)
EBITDA(a)	5,805	4,683	24.0	16,476	14,297	15.2	18,475
Special factors affecting EBITDA(a), (b)	541	(28)	n.a.	1,844	512	n.a.	187
Adjusted EBITDA(a), (b)	5,264	4,711	11.7	14,632	13,785	6.1	18,288
Adjusted EBITDA margin(a), (b)(%)	36.2	33.5		34.1	33.4		32.8
Net income	1,387	508	n.a.	3,211	1,617	98.6	1,253
Special factors(b)	398	45	n.a.	1,267	879	44.1	1,031
Adjusted net income(b)	989	463	n.a.	1,944	738	n.a.	222
Earnings per share(c) (€)/ADS(d) (German GAAP)	0.33	0.12	n.a.	0.77	0.39	n.a.	0.30
Investments in property, plant and equipment and intangible assets (excluding goodwill)	(1,275)	(1,431)	10.9	(3,811)	(3,536)	(7.8)	(6,234)
Net cash provided by operating activities	3,680	4,784	(23.1)	10,808	11,044	(2.1)	14,316

Equity ratio (%)	—	—		34.0	29.0		29.1
Net debt(e)	—	—		40,779	49,156	(17.0)	46,576

Number of employees at balance sheet date

Number of fixed-network and mobile customers

	Sept. 30, 2004	June 30, 2004	Change Sept. 30, 2004/ June 30, 2004	Dec. 31, 2003	Change Sept. 30, 2004/ Dec. 31, 2003	Sept. 30, 2003	Change Sept. 30, 2004/ Sept. 30, 2003
			%		%		%
Deutsche Telekom Group	247,891	247,830	0.02	248,519	(0.3)	249,974	(0.8)
Non-civil servants	200,120	199,866	0.1	198,726	0.7	200,199	(0.04)
Civil servants	47,771	47,964	(0.4)	49,793	(4.1)	49,775	(4.0)
Telephone lines(f)(millions)	57.4	57.7	(0.5)	57.9	(0.9)	58.0	(1.0)
Broadband lines (in operation)(millions)	5.4	4.9	10.2	4.1	31.7	3.8	42.1
Mobile subscribers(g)(millions)	73.4	71.6	2.5	66.7	10.0	63.1	16.3

(a)          Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation.

(b)         A detailed explanation of special factors and special factors affecting EBITDA, adjusted EBITDA, and the adjusted net income can be found under “Reconciliation of pro forma figures,” page 43 et seq.

(c)          Earnings per share (according to German GAAP) for each period are calculated by dividing net income/loss by the weighted average number of outstanding shares.

(d)         One ADS (American Depositary Share) corresponds in economic terms to one share of common stock of Deutsche Telekom AG.

(e)          Bonds, liabilities to banks, liabilities to non-banks from loan notes, and other liabilities after deduction of liquid assets, including marketable securities, other investments in noncurrent securities, other assets, and loan discounts. For detailed information, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

(f)            Telephone lines of the Group (including ISDN channels), including for internal use.

(g)         Number of subscribers of T-Mobile’s fully consolidated mobile communications companies, plus the majority shareholdings of MATÁV and Hrvatske telekomunikacije. Mobimak subscribers included for the first time as of March 31, 2004. The figures for the previous year have been adjusted accordingly.

Agenda 2004.

Agenda 2004 supports Deutsche Telekom’s goal of profitable growth. This Group-wide program encompasses six initiatives. The focus and contents of Agenda 2004 were seminal to the realignment of Deutsche Telekom to the strategic growth areas of broadband/fixed network, business customers and mobile communications.

Broadband

Broadband is a key issue for the future of Deutsche Telekom. In September 2004, four years after T-DSL was launched on the market, the five-millionth line went “online” in Germany. The target is for this figure to reach 10 million DSL lines by 2007. The success achieved up to now has also been the result of joint marketing activities by T-Com and T-Online. In order to offer customers an integrated product bundle and fulfill the stated objectives, the Board of Management and Supervisory Board of Deutsche Telekom have decided to merge T-Online AG into Deutsche Telekom AG.

Business customers

Deutsche Telekom’s selling power has been further increased in the segment of small and medium-sized enterprises by pooling the strengths of T-Com and T-Systems. The portfolio of attractive, advanced solutions for small and medium-sized enterprises has been expanded as a result of the coordination of sales activities and the optimization of processes. The success of the business customer initiative can be seen in revenue growth in these product areas.

Quality

The objective of the quality campaign is to improve the quality of products and services from the customer perspective. Employees from all business areas are working on a large number of projects to implement this quality drive, which aims to further improve customer satisfaction.

Innovation

The sustained, profitable growth of Deutsche Telekom will be ensured through the development of new products and services. As part of the “Partners for Innovation” initiative launched in January 2004 by the German Chancellor Gerhard Schröder in cooperation with the worlds of politics, business and science, Deutsche Telekom has taken over management of the “Networked Worlds” ‘(vernetzte Welten)’ project. Since October 2004, it has been possible to experience the innovation potential of Deutsche Telekom first hand in the T-Gallery at Group Headquarters.

Efficiency

The efficiency campaign also continues to successfully support the strategy of profitable growth by increasing productivity and constantly improving efficiency. The measures that contribute toward sustained profitability growth are cost reductions and restrictions on investment, process optimization, synergies from the Group-wide use of technical platforms, reduction of the commitment of capital, coordination of procurement processes and optimization of the employment of capital through the disposal of noncurrent assets no longer needed for operations.

Human resources

The core issues of the human resources initiative are the employment alliance, Vivento, and the motivation and qualification campaign. The employment alliance has been implemented as planned following the passing of the amendment to the Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff ‘(Postpersonalrechtsgesetz - PostPersRG)’ by the German national parliament, the Bundestag, and the chamber representing the regions, the Bundesrat. The PostPersRG ensures funding for the reduction in weekly working hours for civil servants of Deutsche Telekom AG, thereby also ensuring the planned cost reduction. Vivento continues to develop promisingly. Of the more than 19,000 employees assigned to Vivento, more than two thirds were in active positions as of September. The 2004/2005 collective bargaining negotiations at T-Systems have been successfully completed.

Contents.

•	Developments in the Group
•	Strategic realignment
•	Highlights
•	Business developments
• Overview
• Divisions
T-Com
T-Mobile
T-Systems
T-Online
Group Headquarters & Shared Services
• Outlook
Highlights after the balance sheet date (September 30, 2004)
Development of revenue and income
• Risk situation
•	Reconciliation of pro forma figures
EBITDA and EBITDA adjusted for special factors
Special factors
Free cash flow
Gross and net debt
•	Consolidated financial statements
• Notes to the consolidated statement of income
• Other disclosures
• Notes to the consolidated balance sheet
• Notes to the consolidated statement of cash flows
• Segment reporting
• Accounting
•	Investor Relations calendar

Developments in the Group.

•                  In the first nine months, net revenue increased 4.0 percent year-on-year from EUR 41.3 billion to approximately EUR 42.9 billion; organic(1) net revenue growth of 6.3 percent.

•                  Group EBITDA(2) increased by 15.2 percent year-on-year from EUR 14.3 billion to EUR 16.5 billion; adjusted EBITDA up by 6.1 percent to EUR 14.6 billion. Organic growth in adjusted Group EBITDA of 7.6 percent.

•                  Turnaround achieved at T-Mobile Deutschland; adjusted EBITDA margin up from 38.5 percent at June 30, 2004 to 41.2 percent.

•                  Results from ordinary business activities increased by EUR 2.9 billion year-on-year from EUR 1.8 billion to EUR 4.7 billion.

•                  Net income doubled from EUR 1.6 billion to EUR 3.2 billion; adjusted for special factors, it almost tripled from EUR 0.7 billion to EUR 1.9 billion.

•                  Net cash provided by operating activities of EUR 10.8 billion at prior-year level.
Free cash flow(3) before dividend payments decreased from EUR 7.4 billion in the first nine months of the previous year to EUR 6.6 billion as a result of higher capital expenditure.

•                  Net debt(4) reduced by EUR 5.8 billion to EUR 40.8 billion compared with EUR 46.6 billion at December 31, 2003.

Strong subscriber growth in the third quarter of 2004.

•                  1.6 million new mobile communications subscribers, of which more than half at T-Mobile USA.

•                  Another 0.5 million new broadband lines in Germany and abroad; 5.4 million DSL customers in total.

Financial flexibility restored.

•                  Investors can expect a dividend payment of between EUR 0.56 and EUR 0.62 from Deutsche Telekom for the 2004 financial year, depending on the development of results in the fourth quarter.

•                  Moody’s upgrades Deutsche Telekom’s rating to “Baa1”; Deutsche Telekom’s rating with all agencies is now within target range.

(1)          Organic growth is adjusted for the effects of exchange rate fluctuations and changes to the composition of the Deutsche Telekom Group.

(2)          Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted

EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures,” page 43 et seq.

(3)          Deutsche Telekom defines free cash flow as cash generated from operations minus interest payments and cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill). For the calculation of free cash flow please refer to “Reconciliation of pro forma figures,” page 47.

(4)          For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 48.

Strategic realignment.

Deutsche Telekom steps up efforts to implement new strategic focus.

•                  The strategic realignment announced by the Group is taking shape. The new rules of procedure and schedule of responsibilities for the Group Board of Management came into force on October 1, 2004. The three strategic business areas (SBAs) – Broadband/Fixed Network, Business Customers, and Mobile Communications – will be official reporting bodies with effect from January 1, 2005. T-Systems Business Services, the new business unit to be created as part of the Business Customers SBA that will support the Group’s medium-sized and large corporate customers, will be officially launched on January 1, 2005. This first major step in the strategic realignment is the logical consequence of a stronger focus on customers and their specific needs.

Walter Raizner appointed Member of the Board of Management for the Broadband/Fixed Network business area.

•                  The Supervisory Board of Deutsche Telekom AG has appointed Walter Raizner to the Group Board of Management effective November 1, 2004. Walter Raizner is the Board member responsible for the newly created Broadband/Fixed Network Board department, which combines the two divisions active in the consumer market, T-Com and T-Online, at Board level. Walter Raizner also heads the T-Com Board of Management.

Deutsche Telekom launches integration of T-Online.

•                  The Board of Management and Supervisory Board of Deutsche Telekom AG have decided to integrate T-Online into Deutsche Telekom by way of a statutory merger of T-Online International AG into Deutsche Telekom AG. Deutsche Telekom has started negotiations for this purpose with the Board of Management of T-Online. As part of this merger, T-Online shareholders will be granted shares in Deutsche Telekom in exchange for their T-Online shares. The ratio for this share exchange will be determined on the basis of valuations of Deutsche Telekom and T-Online and will be reviewed by an independent auditor. Deutsche Telekom also intends to repurchase own shares to the extent required to prevent any increase in the total number of Deutsche Telekom shares outstanding as a result of the merger. In the context of the merger transaction, Deutsche Telekom will make a voluntary tender offer to T-Online shareholders to buy back T-Online stock at a cash price of EUR 8.99 per share in order to provide liquidity and a price guarantee to all T-Online shareholders who wish to sell their shares rather than wait for the completion of the merger.

Framework Agreement in principle on T-Online merger.

•                  Deutsche Telekom AG and T-Online International AG have signed a framework agreement in which the parties have expressed their intention to pursue a statutory merger and have agreed details of the intended future integration of T-Online into Deutsche Telekom as well as on procedural matters regarding the implementation of the proposed merger.

Highlights.

Group

Act Concerning Legal Provisions for Former Deutsche Bundespost Staff approved by the German Bundesrat.

•                  After the German Bundestag passed the amendment to the Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff ‘(Postpersonalrechtsgesetz - PostPersRG)’ in September 2004, the Bundesrat also approved it in October 2004.

This means that the last hurdle toward implementation of the employment alliance has now been cleared, because the removal of the year-end bonus so far guaranteed in the PostPersRG will fund the planned reduction in weekly working hours for civil servants. The amended Act will come into effect in November 2004.

Toll Collect arbitration proceedings.

•                  Deutsche Telekom AG and DaimlerChrysler Services, as members of the Toll Collect consortium, as well as the consortium itself received written notification of the institution of arbitration proceedings from the Federal Republic of Germany. Under the terms of the agreement between the members of the consortium and the Federal Republic of Germany, any disputes relating to the toll collection system shall be settled by an arbitrational court. In this notification, the Federal Republic of Germany asserts its claim for damages of EUR 3.56 billion plus interest for lost toll revenues resulting from the delays in toll collection. In addition, the Federal Republic of Germany is asserting a claim for contractual penalties in the amount of EUR 1.03 billion plus interest for alleged violations of the agreement for the period up to July 31, 2004. The amount of EUR 1.03 billion may rise, because the Federal Republic is also claiming time-related contractual penalties. Deutsche Telekom believes the claims are unsustainable and will defend itself against them.

Slovak Telecom intends to acquire all shares in EuroTel Bratislava.

•                  Slovak Telecom (ST), Deutsche Telekom’s majority-owned subsidiary in Slovakia, plans to acquire the remaining 49-percent stake in its mobile communications arm EuroTel Bratislava. An agreement to this effect was concluded on September 27, 2004 with the Atlantic West B.V. (Verizon Communications and AT&T Wireless) consortium. ST’s acquisition of the remaining 49-percent stake in EuroTel is a major prerequisite for extending the successful cooperation between EuroTel and T-Mobile International. This transaction will turn ST into an integrated telecommunications provider in the Slovak market. EuroTel Bratislava is one of Slovakia’s two mobile communications providers. It has a market share of around 44 percent. Its full acquisition by ST is still subject to approval by the European Commission.

T-Com

Regulatory Authority lowers charges for T-DSL ZISP.

•                  In the broadband area, T-Com offers Internet service providers (ISPs) T-DSL ZISP Basic as a wholesale product. T-DSL ZISP Basic allows ISPs to offer their end users broadband data connections over their own platform or a leased Internet platform without having to use T-Com’s IP network. In rate approval proceedings concluded on September 29, 2004, the German Regulatory Authority for Telecommunications and Posts specified a much lower usage-sensitive charge than that previously approved. The impact on results will be in the low, single-digit millions of euros. In most cases, no charges were approved for the provision of the IP network, but in some cases the monthly rates were increased slightly compared with those last approved.

Reciprocity.

•                  As in December 2003, the Regulatory Authority once again stipulated higher interconnection rates for non-dominant carriers on September 21, 2004 . The rates were, however, reduced substantially compared with those resolved in December last year. Instead of the original mark-up of EUR 0.005/minute, the Regulatory Authority now stipulates a mark-up of just EUR 0.0017/minute on rates applicable to T-Com. The higher termination rates for alternative carriers are valid for the period from October 15, 2004 to May 31, 2006. As a consequence of the resolution by the Regulatory Authority, T-Com intends to pass on the additional costs to its customers from May 2005 onwards.

T-Mobile

T-Mobile USA receives highest honors for excellent customer care performance.

•                  In an independent market study conducted by J.D. Power and Associates, T-Mobile USA received by far the top ranking among national mobile carriers for its customer service (J.D.Power study, July 8, 2004).
According to another J.D. Power study (August 19, 2004), T-Mobile USA was also the best provider in two regions in terms of call quality and among the best in all other regions.
In a third study, T-Mobile USA was also the leader in all six regions in terms of customer satisfaction (J.D.Power study, September 9, 2004).

T-Systems

Toll Collect starts trial operation.

•                  The Toll Collect consortium, in which Deutsche Telekom AG has a 45-percent stake, started its trial operation for the electronic toll system. This was preceded by the successful completion of function checks in the whole system. The trial operation is being monitored by an independent expert. In mid-December 2004, the Federal Office for Freight Transportation will decide whether to grant a provisional operating license on the basis of this expert’s evaluations. The Federal Ministry of Transport considers the progress of the project to date to be positive and is confident that toll collection will start on schedule on January 1, 2005.

T-Systems wins major outsourcing projects.

•                  Deutsche Post AG and T-Systems revised the IT cooperation agreement signed in 2000 and extended the duration of the modified agreement. T-Systems will continue to provide Deutsche Post with desktop, computing, and corporate network services, including the integrated user helpdesk. As part of its managed desktop services, T-Systems will operate around 55,000 workstations for Deutsche Post. The services include infrastructure services for approximately 2,000 locations, software distribution for all workstations, and a centralized user help desk. Since T-Systems has not committed itself to specific providers in the area of computing services, it can offer optimum technical and financial conditions to run the 270 or so applications. In addition, the network infrastructure of Deutsche Post will be merged and entrusted to T-Systems together with corporate network services on the basis of the new MPLS (Multi Protocol Label Switching) technology. These networks interlink Deutsche Post sites, as well as around 55,000 PCs and computing centers. What is more, T-Systems also integrates customers of Deutsche Post into the corporate network.

•                  Swiss Federal Railways (SBB) and T-Systems successfully completed one of Europe’s largest server-based computing projects. Over a period of seven months, around 10,000 workstations were replaced as part of the OPUS innovation project, which standardized the office platform throughout the company. Thanks to this concept and the implementation of server-based computing with Citrix MetaFrame, SBB set a new milestone in the ICT market. SBB now has a uniform, state-of-the-art, standardized IT platform that enabled it to lower its operating expenses and enhance data security at the same time. T-Systems was also put in charge of the day-to-day operation of the new IT platform.

•                  Sanlam, one of South Africa’s largest insurance groups, extended its major outsourcing agreement with T-Systems for a further three years. The contract covers the provision of both information and communication technology (ICT) services from the areas of networks, support of workstations, mainframe computers, and open systems services. The outsourcing will substantially increase Sanlam’s flexibility and provide the group with ICT infrastructure services that are tailored to its requirements. The contract, which has a volume of ZAR 500 million (EUR 62 million), is a mega-deal in the South African market.

T-Online

Stiftung Warentest puts Internet providers to the test - T-Online in the lead.

•                  Tests of Internet service providers by ‘Stiftung Warentest’ (Germany’s leading consumer protection agency) showed T-Online to be among the best of the ten providers tested. In its “test” magazine (issue no. 10, October 2004), this independent agency rated the quality of T-Online as “good” in both the ISDN/narrowband and DSL/broadband categories. T-Online was awarded an overall score of 1.9 in the important broadband growth area. ‘Stiftung Warentest’ gave T-Online’s narrowband access an overall score of 1.6.

T-Online’s music portal.

•                  Musicload, T-Online’s music portal, is one of Germany’s most successful providers in the Top 20 download charts. According to Media Control, Musicload had a 55-percent share in this business segment in September 2004. With over 350,000 titles and an average of 5,500 downloads per day in the third quarter of 2004, the portal is now one of the leading providers of legal music downloads in Germany. T-Online’s platform cooperates with all major record companies, but also with independent labels.

Business developments.
Overview.

Net revenue

In the first nine months of the current financial year, Deutsche Telekom’s revenue continued to develop positively: Net revenue amounted to approximately EUR 42.9 billion, about EUR 1.6 billion more than in the same period last year. This represents a year-on-year increase of four percent. Year-on-year, revenue rose by around EUR 0.4 billion, or 3.2 percent, to over EUR 14.5 billion in the third quarter of 2004. Revenue was reduced throughout the reporting period by exchange rate effects amounting to EUR 0.6 billion, in particular relating to the translation of U.S. dollars (USD). In addition, there were consolidation effects totaling EUR 0.3 billion that relate, for example, to the deconsolidation of T-Com’s cable companies, as well as to deconsolidation measures at T-Systems. Adjusted for these effects, organic revenue growth for the Deutsche Telekom Group amounted to 6.3 percent.

This continued strong revenue growth was driven in particular by positive business developments at T-Mobile. The main driver behind this growth was the further increase in customer numbers, particularly at T-Mobile USA. In a year-on-year comparison of the first nine months, T-Mobile recorded a revenue increase of 11.2 percent; in a comparison of the third quarters, revenue was 9.4 percent higher than in 2003. Revenue growth was slowed during the first nine months of 2004 by exchange rate effects from the translation of U.S. dollars amounting to EUR 0.7 billion, as well as by the effect of the deconsolidation of the retail business Niedermeyer at T-Mobile Austria. Adjusted for these effects, organic growth at T-Mobile amounted to 15.6 percent.

T-Online also made a positive contribution towards the Group’s revenue growth. The continuation of the broadband strategy resulted in a further increase in customer numbers and revenue for the division.

T-Com’s revenue continued to fall in the third quarter of 2004; the trend was slower, however, than in the first six months of the year. Compared with the prior-year quarter, revenue decreased by 4.2 percent, and compared with the first nine months of the previous year, revenue was five percent lower. After deducting the revenue of the remaining cable companies that were sold as of March 1, 2003, revenue decreased year-on-year in the first nine months by 4.3 percent. The access business again made a positive contribution to the revenue of the division, due to price adjustments for analog lines and continued strong growth in the number of DSL lines. Regulatory decisions, on the other hand, had a negative effect. The introduction of call-by-call and carrier preselection resulted in losses of market share for call minutes. The continuing trend of direct network interconnection between other carriers, the reduction in interconnection charges, declining revenue from the sale of terminal equipment, and the deconsolidation of the cable companies also contributed to the decline in revenue.

For both the third quarter of 2004 and the first nine months of the financial year, T-Systems kept its revenue at a constant level compared with the respective prior-year periods, and increased revenue adjusted for deconsolidation effects. This was mainly attributable to the positive revenue trend in the IT unit, which benefited in particular from revenue growth in Computing Services and Desktop Services. The decline in revenue at the Telecommunications unit, caused by strong price and competitive pressure, was therefore almost fully offset by the good positioning of the IT unit.

			Third quarter of 2004			First three quarters of 2004
	Q1 2004	Q2 2004	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Total revenue	13,986	14,412	14,524	14,077	3.2	42,922	41,288	4.0	55,838
T-Com(a)	6,975	6,882	6,806	7,104	(4.2)	20,663	21,747	(5.0)	29,206
T-Mobile(a)	5,944	6,237	6,479	5,920	9.4	18,660	16,787	11.2	22,778
T-Systems(a)	2,475	2,625	2,564	2,617	(2.0)	7,664	7,744	(1.0)	10,614
T-Online(a), (b)	493	500	464	453	2.4	1,457	1,347	8.2	1,851
Group Headquarters & Shared Services(a)	1,090	1,154	1,164	1,056	10.2	3,408	3,220	5.8	4,268
Intersegment revenue(c)	(2,991)	(2,986)	(2,953)	(3,073)	3.9	(8,930)	(9,557)	6.6	(12,879)

(a)          Total revenue (including revenue between divisions).

(b)         Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with International Financial Reporting Standards (IFRS).

(c)          Elimination of revenue between divisions.

Contribution of the divisions to net revenue (after consolidation of revenue between the divisions)

	Q1-Q3 2004	Proportion of net revenue of the Group	Q1-Q3 2003	Proportion of net revenue of the Group	Change	Change	2003
	millions of €	%	millions of €	%	millions of €	%	millions of €

Net revenue	42,922	100.0	41,288	100.0	1,634	4.0	55,838
T-Com	18,114	42.2	18,716	45.3	(602)	(3.2)	25,116
T-Mobile	17,956	41.8	15,871	38.5	2,085	13.1	21,572
T-Systems	5,282	12.3	5,267	12.8	15	0.3	7,184
T-Online(a)	1,328	3.1	1,209	2.9	119	9.8	1,662
Group Headquarters & Shared Services	242	0.6	225	0.5	17	7.6	304

(a)          Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with IFRS.

The T-Com and T-Mobile divisions continued to make the largest contribution to the Group’s net revenue, jointly generating over 80 percent of net revenue in virtually equal shares.

Revenue generated outside Germany

Year-on-year, the proportion of international revenue increased in both the third quarter and the first nine months of 2004. Revenue generated outside Germany accounted for 39.2 percent of total revenue in the third quarter of 2003; this figure increased to 41.2 percent in the same quarter of 2004. A year-on-year comparison of the first nine months saw the proportion of international revenue rise from 37.8 percent to 40.5 percent. The key factor behind this increase is the sustained positive development of revenue at T-Mobile USA. Negative exchange rate effects prevented the proportion of revenue generated outside Germany from being even higher. Revenue in Germany was on a par with prior-year levels, both for the third quarter and the first nine months.

			Third quarter of 2004			First three quarters of 2004
	Q1 2004	Q2 2004	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Net revenue	13,986	14,412	14,524	14,077	3.2	42,922	41,288	4.0	55,838
Domestic	8,444	8,581	8,535	8,553	(0.2)	25,560	25,689	(0.5)	34,691
International	5,542	5,831	5,989	5,524	8.4	17,362	15,599	11.3	21,147
Proportion international (%)	39.6	40.5	41.2	39.2		40.5	37.8		37.9
of which: Europe (excluding Germany)	3,320	3,381	3,344	3,336	0.2	10,045	9,680	3.8	13,080
of which: North America	2,117	2,337	2,518	2,050	22.8	6,972	5,580	24.9	7,610
of which: Other	105	113	127	138	(8.0)	345	339	1.8	457

Net income

Net income doubled in the first nine months of the 2004 financial year, compared with the same period last year, to EUR 3.2 billion, a year-on-year increase of approximately EUR 1.6 billion. This increase in net income was mainly driven both by the positive development of operations and by special factors. Income tax effects, on the other hand, had a negative impact on net income: Whereas the Group had tax income of around EUR 0.1 billion in the first nine months of 2003, income tax expenses of around EUR 1.2 billion were recorded in the reporting period.

Adjusted for special factors, in particular income relating to the winding up of the mobile communications joint venture in the United States, net income almost tripled year-on-year from approximately EUR 0.7 billion to around EUR 1.9 billion in the first three quarters of 2004.

Results from ordinary business activities

			Third quarter of 2004			First three quarters of 2004
	Q1 2004	Q2 2004	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Results from ordinary business activities (Group)	346	2,406	1,974	691	n.a.	4,726	1,783	n.a.	1,398
T-Com(a),(b)	1,399	1,405	1,455	1,255	15.9	4,259	3,569	19.3	4,690
T-Mobile(b)	156	1,846	1,287	239	n.a.	3,289	637	n.a.	831
T-Systems(a),(b)	(190)	(38)	39	(34)	n.a.	(189)	(160)	(18.1)	(581)
T-Online(b),(c)	37	45	24	103	(76.7)	106	126	(15.9)	104
Group Headquarters & Shared Services(b)	(1,156)	(839)	(799)	(878)	9.0	(2,794)	(2,330)	(19.9)	(4,071)
Reconciliation	100	(13)	(32)	6	n.a.	55	(59)	n.a.	425

(a)          In contrast to previous reporting, T-Systems, rather than T-Com, has been responsible for Toll Collect since April 1, 2004. Prior-period comparatives have been restated accordingly.

(b)         Results from ordinary business activities at division level.

(c)          Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with IFRS.

Results from ordinary business activities developed positively, both in the third quarter of 2004, with a year-on-year increase of around EUR 1.3 billion, and during the first nine months of 2004, when they rose by around EUR 2.9 billion compared with the same period in 2003. In addition to the sustained growth in revenue, this significant jump is due to improved cost structures and the write-up of U.S. mobile communications licenses (FCC licenses), which had a positive effect on other operating income. Lower net interest expense included in net financial expense also contributed to an increase in results from ordinary business activities. By contrast, other operating expenses rose, particularly due to additions to accruals relating to the winding up of the U.S. mobile communications joint venture.

EBITDA

Group EBITDA amounted to approximately EUR 5.8 billion in the third quarter of 2004 – up EUR 1.1 billion or 24.0 percent year-on-year. All divisions, as well as Group Headquarters & Shared Services, contributed to this increase.

EBITDA for the first nine months of 2004 amounted to EUR 16.5 billion, representing an increase of EUR 2.2 billion or 15.2 percent on the first nine months of 2003. EBITDA of the T-Com, T-Mobile, and T-Online divisions was higher in the first nine months of 2004 than in the same period last year, whereas T-Systems’ EBITDA was on a par with the previous year. The EBITDA figure for Group Headquarters & Shared Services declined over the same period.

Special factors

Special factors with a net total of approximately EUR 1.8 billion had a positive effect on EBITDA in the first nine months of 2004. In the first quarter of 2004, Deutsche Telekom recorded negative special factors from expenses for voluntary redundancy programs amounting to EUR 0.1 billion, which contrasted with positive special factors in the previous year – in particular from the sale of financial assets. The second quarter of 2004 saw positive special factors amounting to EUR 2.0 billion from income relating to the write-up of U.S. mobile communications licenses (EUR 1.8 billion), and the sale of SES and Virgin Mobile shares (each around EUR 0.1 billion). However, EBITDA was impacted by special factors from the recognition of accruals relating to the winding up of the U.S. mobile communications joint venture totaling EUR 0.6 billion. In the same period last year, positive special factors amounted to EUR 0.1 billion. At the time, gains on the sale of financial assets (primarily from the sale of shares in MTS) contrasted with expenses from the addition to pension accruals caused by changes in discount rates. In the third quarter of 2004 there were again positive special factors from the write-up of U.S. mobile communications licenses totaling around EUR 0.6 billion, which contrasted with expenses, for items such as voluntary redundancy payments and restructurings, of EUR 0.1 billion. The third quarter of 2003 saw negative special factors amounting to EUR 28 million: Positive factors from the sale of the remaining cable companies were offset by negative factors, in particular from accruals for staff reduction measures (Vivento).

Adjusted EBITDA

Adjusted for the above-mentioned special factors, Group EBITDA amounted to EUR 5.3 billion in the third quarter of 2004. Year-on-year, this represents an increase of around EUR 0.6 billion, with T-Mobile again making the largest contribution to the increase, due to sustained growth in subscriber numbers and improved efficiency. T-Com also recorded a slight increase in adjusted EBITDA, in spite of a decrease in revenue. This improvement was attributable to rigorous and comprehensive cost management. At T-Systems, optimized cost structures and improvements in efficiency have also benefited the Group’s increase in EBITDA. T-Online contributed to the increase in EBITDA in particular as a result of a higher gross margin and cost efficiency. The Group’s adjusted EBITDA margin increased by 2.7 percentage points to 36.2 percent.

Adjusted EBITDA for the first nine months of 2004 was around EUR 14.6 billion, up approximately EUR 0.8 billion year-on-year. The adjusted EBITDA margin increased by 0.7 percentage points to 34.1 percent. In organic terms, adjusted Group EBITDA increased by 7.6 percent.

			Third quarter of 2004			First three quarters of 2004
	Q1 2004	Q2 2004	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003(a)
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Adjusted EBITDA(b)	4,585	4,783	5,264	4,711	11.7	14,632	13,785	6.1	18,288
T-Com	2,641	2,592	2,593	2,549	1.7	7,826	7,777	0.6	10,356
T-Mobile	1,677	1,930	2,162	1,748	23.7	5,769	5,005	15.3	6,671
T-Systems	301	361	397	393	1.0	1,059	1,016	4.2	1,415
T-Online(c)	119	128	111	84	32.1	358	235	52.3	310
Group Headquarters & Shared Services	(130)	(216)	48	15	n.a.	(298)	(5)	n.a.	(316)
Reconciliation	(23)	(12)	(47)	(78)	39.7	(82)	(243)	66.3	(148)

(a)          For detailed information and calculations of the figures for 2003, please refer to Deutsche Telekom’s 2003 Annual Report, “Reconciliation of pro forma figures,” page 96 et seq.

(b)         Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures,” page 43 et seq.

(c)          Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with IFRS.

Free cash flow

Whereas free cash flow in the third quarter increased by EUR 1.1 billion quarter-on-quarter, it decreased by EUR 1.0 billion year-on-year. Year-on-year, the figure for the first nine months declined by EUR 0.8 billion, mainly as a result of a renewed increase in capital expenditure.

			Third quarter of 2004			First three quarters of 2004
	Q1 2004	Q2 2004	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Cash generated from operations	4,683	4,304	4,633	5,745	(19.4)	13,620	13,766	(1.1)	18,132
Interest paid	(433)	(1,426)	(953)	(961)	0.8	(2,812)	(2,722)	(3.3)	(3,816)
Net cash provided by operating activities	4,250	2,878	3,680	4,784	(23.1)	10,808	11,044	(2.1)	14,316
Cash outflows from investments in intangible assets (excluding goodwill), and property, plant and equipment	(1,350)	(1,584)	(1,289)	(1,357)	5.0	(4,223)	(3,651)	(15.7)	(6,031)
Free cash flow before dividend payments(a)	2,900	1,294	2,391	3,427	(30.2)	6,585	7,393	(10.9)	8,285

(a)          For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 47.

Net debt

The Deutsche Telekom Group reduced net debt at the end of the third quarter compared with December 31, 2003 by around EUR 5.8 billion to just under EUR 40.8 billion. At the end of the first six months of 2004, net debt had already been reduced by EUR 3.3 billion, and by the end of the third quarter of 2004 the Group achieved a further reduction by EUR 2.5 billion. In this period, the sustained positive free cash flow was the main contributor to the reduction in net debt. In the first half of 2004, the reduction was also due to income from the sale of shares in SES, in addition to the positive free cash flow. Negative effects on net debt in the first half of 2004 were mainly due to cash outflows for financial assets, including subsidiaries, such as amounts paid to acquire the Scout24 group.

Year-on-year, net debt declined by around EUR 8.4 billion.

	Sept. 30, 2004	June 30, 2004	Change Sept. 30, 2004/ June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Change Sept. 30, 2004/ Dec. 31, 2003	Sept. 30, 2003
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Bonds and debentures	43,542	46,805	(7.0)	50,090	51,613	(15.6)	55,223
Liabilities to banks	3,147	3,174	(0.9)	3,272	3,798	(17.1)	4,357
Debt (in accordance with consolidated balance sheet)	46,689	49,979	(6.6)	53,362	55,411	(15.7)	59,580
Liabilities to non-banks from loan notes	763	799	(4.5)	799	799	(4.5)	803
Miscellaneous other liabilities	345	333	3.6	413	287	20.2	275
Gross debt(a)	47,797	51,111	(6.5)	54,574	56,497	(15.4)	60,658
Liquid assets	5,907	6,594	(10.4)	9,190	9,127	(35.3)	10,688
Other investments in marketable securities	177	200	(11.5)	184	173	2.3	141
Other investments in noncurrent securities	22	76	(71.1)	78	86	(74.4)	87
Other assets	698	679	2.8	287	271	n.a.	303
Discounts on loans (prepaid expenses and deferred charges)	214	232	(7.8)	250	264	(18.9)	283
Net debt(a)	40,779	43,330	(5.9)	44,585	46,576	(12.4)	49,156

(a)          For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 48.

Divisions.
The T-Com division.

	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Change Sept. 30, 2004/ June 30, 2004	Sept. 30, 2003	Change Sept. 30, 2004/ Sept. 30, 2003	Dec. 31, 2003
	millions	millions	millions	%	millions	%	millions

Broadband lines(a),(b)	4.5	4.9	5.4	10.2	3.8	42.1	4.1
T-DSL (Germany)	4.4	4.7	5.2	10.6	3.7	40.5	4.0
DSL (Central and Eastern Europe)	0.14	0.16	0.2	25.0	0.1	100.0	0.11
Narrowband lines, including ISDN channels	55.5	55.2	54.9	(0.5)	55.6	(1.3)	55.5
Germany(c)	48.7	48.4	48.2	(0.4)	48.8	(1.2)	48.7
Standard analog lines	26.9	26.6	26.4	(0.8)	27.6	(4.3)	27.2
ISDN channels	21.8	21.9	21.8	(0.5)	21.2	2.8	21.5
Central and Eastern Europe	6.8	6.8	6.7	(1.5)	6.8	(1.5)	6.8
MATÁV(d)	3.5	3.5	3.5	(0.0)	3.5	(0.0)	3.5
Slovak Telecom	1.4	1.4	1.3	(7.1)	1.4	(7.1)	1.4
Hrvatske telekomunikacije(e)	1.9	1.9	1.9	0.0	1.8	5.6	1.9
Mobile subscribers	7.4	7.7	7.9	2.6	6.9	14.5	7.2
T-Mobile Hungary(f)	3.8	3.9	4.0	2.6	3.6	11.1	3.8
T-Mobile Hrvatska(g)	1.4	1.4	1.4	0.0	1.4	0.0	1.3
EuroTel(h)	1.7	1.7	1.8	5.9	1.5	20.0	1.6
Mobimak(i)	0.6	0.6	0.7	16.7	0.5	40.0	0.5

(a)          The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)         Lines in operation.

(c)          Telephone channels, including for internal use.

(d)         Subscriber-line figures are recorded including MATÁV’s subsidiary Maktel.

(e)          Rebranded as T-Hrvatski Telekom on October 1, 2004.

(f)            Formerly Westel, rebranded as T-Mobile Hungary on May 3, 2004.

(g)         Formerly HT mobile, rebranded as T-Mobile Hrvatska on October 1, 2004.

(h)         Eurotel is consolidated at equity through Slovak Telecom.

(i)             Mobile subscribers are posted as of the first quarter of 2004. Mobimak is fully consolidated through Maktel.

T-Com:
Customer development and selected KPIs

T-Com actively promotes broadband in the mass market, thereby playing a key role in increasing the use of high-speed Internet communication. In total, T-Com increased the number of DSL broadband lines in operation by 42.1 percent year-on-year to 5.4 million. With its active marketing of T-DSL lines, T-Com added 458,000 new broadband lines in Germany in the third quarter of this year, bringing the total to 5.2 million. This figure also includes 85,000 DSL lines T-Com sold to competitors under resale agreements. Following the rate adjustment and the optimization of transmission bandwidths as part of the 1-2-3 strategy in April 2004, T-DSL Business rates were adjusted at the beginning of June 2004.

In August and September 2004, T-Com and T-Online launched a very attractively priced broadband Internet starter offer for new T-DSL customers as part of their “three times zero” campaign. Under this plan, T-Online reimbursed the activation charge for the T-DSL line in the form of credit to the user’s account. In addition, customers received a DSL modem free of charge and the first monthly charge for the T-Online dsl 1500 MB service was waived.

In Central and Eastern Europe, the number of DSL lines in operation increased by 157 percent year-on-year to 195,000 at the end of the first nine months. The Hungarian carrier MATÁV recorded the strongest absolute growth, posting an increase of around 124 percent over the prior-year period, bringing the total number of DSL lines in operation to more than 162,000. Both Hrvatske telekomunikacije (HT) and Slovak Telekom (ST) also reported large gains in their broadband business.

An important element of T-Com’s broadband initiative is W-LAN, the wireless access technology that can be used at home and at an ever increasing number of locations. In the third quarter of 2004, T-Com marketed 572,000 W-LAN devices in Germany, an increase of 453,000 over the third quarter of 2003. By the end of September 2004, T-Com had signed around 4,000 contracts for HotSpots, public wireless local access networks, in Germany. Within the space of only one year, the division has installed more than 2,500 HotSpots.

Since August 2, 2004, competitors of T-Com in Germany have had the option of offering DSL products based on T-Com’s infrastructure under their own name and for their own account. Since then, a number of competing providers have signed contracts with T-Com for this purpose. T-Com is also making other upstream services available to its competitors, including subscriber line leasing and line sharing, enabling them to offer broadband access products to their customers. Effective July 1, 2004, the Regulatory Authority lowered the activation and cancellation charges for the subscriber line by an average ranging from 10.8 percent to 36.1 percent. The monthly line-sharing charge was lowered from EUR 4.77 to EUR 2.43 in July 2004 as required by the Regulatory Authority.

At 21.8 million, the number of T-ISDN channels was 0.5 percent lower than the prior-quarter figure. This is the first time the figure has fallen quarter-on-quarter. This development can be attributed largely to the discontinuation of the price bundling advantage from ordering T-DSL together with T-ISDN. The number of narrowband lines in operation was 1.3 percent lower than in the prior-year period, due to substitution by mobile communications and the migration of subscribers to competitors.

The loss of market share for call minutes, much of which is attributable to the regulatory situation, continued to slow to some extent in the third quarter. In the local network, competitors accounted for more than 25 percent of the market at the end of the third quarter. T-Com is offering attractive new rate plans to stabilize its market shares. With the new optional calling plan “enjoy” available since July, T-Com customers can call within the German fixed network for 12 cents(5) for each hour or part thereof per call. Since September 2004, T-Com has been offering a new rate plan to its customers, “CountrySelect,” which has been given provisional approval by the Regulatory Authority. Under this plan, subscribers can communicate with 221 foreign destinations at preferential rates.

To further increase customer satisfaction, T-Com pushed ahead with its “Perform+” quality campaign in the third quarter. Measures implemented in the consumer sector included steps to improve coordination between T-Com and T-Online to offer seamless support to subscribers of T-DSL lines. After a successful pilot project carried out in conjunction with Perform+, larger T-Punkt stores now have so-called Welcome Managers to receive customers and reduce waiting times. Perform+ projects aimed at improving service for business customers include measures to further build up the competence of sales support staff, speed up the billing process, and improve complaints management.

(5)          Applicable for “City” and nationwide calls provided by T-Com (excluding mobile calls and online connections). “Enjoy” costs EUR 4.68 per month in addition to T-Net or T-ISDN (from EUR 15.66 and EUR 23.60 per month, respectively; plus a one-time activation charge of EUR 59.95).

T-Com:
Development of operations

			Third quarter of 2004			First three quarters of 2004
	Q1 2004	Q2 2004	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Total revenue	6,975	6,882	6,806	7,104	(4.2)	20,663	21,747	(5.0)	29,206
Germany	6,059	5,906	5,791	6,119	(5.4)	17,756	18,856	(5.8)	25,351
Central and Eastern Europe	916	976	1,015	985	3.0	2,907	2,891	0.6	3,855
Results from ordinary business activities(a)	1,399	1,405	1,455	1,255	15.9	4,259	3,569	19.3	4,690
Financial income (expense), net(a)	(15)	28	45	(23)	n.a.	58	(236)	n.a.	(284)
Depreciation and amortization	(1,184)	(1,204)	(1,158)	(1,265)	8.5	(3,546)	(3,865)	8.3	(5,169)
Other taxes	(7)	(11)	(8)	(5)	(60.0)	(26)	(14)	(85.7)	(21)
EBITDA(b)	2,605	2,592	2,576	2,548	1.1	7,773	7,684	1.2	10,164
Special factors affecting EBITDA(b)	(36)	0	(17)	(1)	n.a.	(53)	(93)	43.0	(192)
Adjusted EBITDA(b)	2,641	2,592	2,593	2,549	1.7	7,826	7,777	0.6	10,356
Germany	2,217	2,156	2,116	2,086	1.4	6,489	6,477	0.2	8,667
Central and Eastern Europe	424	436	477	463	3.0	1,337	1,300	2.8	1,689
Adjusted EBITDA margin(b) (%)	37.9	37.7	38.1	35.9		37.9	35.8		35.5

Investments in property, plant and equipment, and intangible assets(c)	(384)	(521)	(518)	(517)	(0.2)	(1,423)	(1,285)	(10.7)	(2,129)

Number of employees(d)	125,700	125,782	125,914	138,331	(9.0)	125,799	141,620	(11.2)	139,548

(a)    In contrast to previous reporting, T-Systems, rather than T-Com, has been responsible for Toll Collect since April 1, 2004. Prior-period comparatives have been restated accordingly.

(b)    Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2003, please refer to Deutsche Telekom’s 2003 Annual Report, “Reconciliation of pro forma figures,” page 96 et seq.

(c)    Excluding goodwill and certain intragroup transfers.

(d)    Average number of employees.

T-Com:

Total revenue

With revenue of EUR 20.7 billion in the first nine months of 2004, T-Com was again the largest contributor to revenue in the Deutsche Telekom Group. After deducting the pro-rata revenue of the remaining cable companies that were sold as of March 1, 2003, revenue was 4.3 percent lower than in the prior-year period. The call-by-call and preselection plans offered by T-Com’s competitors continued to weigh on revenue performance in the German market. Domestic revenue was also impacted by the average 9.5 percent reduction in interconnection charges in December 2003 and the continued trend of direct interconnection between other carriers as well as, to a lesser extent, by the transfer of the communications networks unit from Network Projects & Services GmbH to the newly established company Vivento Technical Services GmbH & Co. KG.

T-Com’s revenue from access business increased compared with the first nine months of 2003. The key factors fueling this development included the rate adjustment for analog lines as part of the price cap measures taken as of September 1, 2003 and the continued strong growth in the number of T-DSL lines. In contrast to the growth in revenue from the access business, call revenue for the third quarter of 2004 was lower due to regulatory factors and market share losses. An additional reason for the revenue drop was the growing tendency of customers to make their calls within more attractively priced optional calling plans. The effects of the introduction of call-by-call in April 2003 and preselection in July 2003 have now been recorded for the full year for the first time.

Revenue generated from terminal equipment business also decreased. This decrease resulted in part from the reduced demand for leasing conventional corded telephones and communications systems for business customers. Revenue generated by data communications business was also slightly lower, due in part to weaker demand for the in-house networks that T-Com builds for its customers.

The continued trend of direct network interconnection between other carriers and the average 9.5 percent reduction of interconnection charges that took effect in December 2003 caused the revenue from Carrier Services to decline. The decrease was also due to price reductions for narrowband and broadband Internet Service Provider (ISP) services. This revenue decrease was partly offset by a low level of growth in the subscriber line sector.

It should be noted that a substantial proportion of the total revenue decrease of 5.0 percent in the first nine months of 2004 as compared with the prior-year period relates to services purchased by the other divisions. Net revenue(6) declined by only 3.2 percent year-on-year.

At EUR 1.0 billion, the total revenue generated by T-Com’s subsidiaries in Central and Eastern Europe in the third quarter of 2004 was three percent higher than the corresponding figure for the prior-year period. The revenue for the first three quarters of 2004 increased by 0.6 percent year-on-year to EUR 2.9 billion. While MATÁV and ST reported lower revenues, HT’s total revenue for the first nine months of the year was 6.0 percent higher than in the same period last year. Positive currency translation effects at ST and HT more than offset the negative currency translation effects at MATÁV. Due to continuing deregulation and tougher competition, the revenue generated by the Central and Eastern European subsidiaries in the conventional fixed network decreased, but this decline was more than offset by the growth in mobile communications and broadband business.

(6)          For the presentation of net revenue, please refer to the chapter on “Segment reporting,” page 65 et seq.

T-Com:
Results from ordinary business activities

Despite the revenue decrease, the division managed to increase its results from ordinary business activities for the first nine months of 2004 by EUR 0.7 billion to EUR 4.3 billion, thanks to the successful implementation of efficiency enhancement measures. This figure contains special factors in the amount of EUR 53 million from the first and third quarters of 2004, consisting of expenses for voluntary redundancy payments and bridging allowances as part of staff reductions in Germany and Central and Eastern Europe. The results for the first three quarters of the preceding year were positively affected by the proceeds from the sale of the remaining cable companies and negatively impacted by charges, primarily relating to the adjustment of the discount rate applied to pension accruals, voluntary redundancy payments, and transfer payments to Vivento. These negative special factors totaled EUR 93 million for the first three quarters of 2003. The improvement in T-Com’s earnings performance in the first nine months of this year can be attributed primarily to the lower cost of sales, administrative expenses and selling costs. For the first nine months of 2004, T-Com contributed EUR 6.4 billion to net cash provided by operating activities in the Deutsche Telekom Group, this being the largest contribution of any division.

T-Com:
EBITDA, adjusted EBITDA

Thanks to rigorous, comprehensive cost management and staff reductions, T-Com achieved additional gains in its operational profitability in the first three quarters of 2004. Adjusted EBITDA for the first three quarters of the current year was EUR 7.8 billion, EUR 49 million higher than the corresponding prior-year figure. The adjusted EBITDA margin rose 2.1 percentage points over the prior-year level to 37.9 percent. On a like-for-like basis, i.e., after deduction of the pro-rata EBITDA for the cable companies that were sold as of March 1, 2003, adjusted EBITDA for the first nine months of 2004 increased by EUR 121 million (1.6 percent) year-on-year. This improvement was mainly due to the lower number of employees and the corresponding reduction in personnel-related operating costs. The EBITDA generated in Central and Eastern Europe was EUR 1.3 billion, an increase of 3.8 percent over the corresponding figure for the period from January to September 2003. The adjusted EBITDA margin in Central and Eastern Europe also improved to 46 percent, reflecting a gain of one percentage point over the prior-year period, due to cost reductions, especially from staff cuts.

T-Com:
Personnel

Compared with the corresponding prior-year period, the average number of employees at T-Com declined 11.2 percent to 125,799 in the first three quarters of 2004. This number includes 30,788 employees in Central and Eastern Europe. The workforce reduction was effected mainly by transferring employees to Vivento, voluntary redundancy programs, part-time work for employees approaching retirement age, natural fluctuation and terminations. More than 2,000 T-Com employees were transferred to Vivento in the first nine months of 2004. The increase in the average employee head count in the second and third quarters of 2004 was a result of the employment alliance and the organizational takeover of the Financial Statements and Accounting department from Group Headquarters. As a result of the workforce reduction program, T-Com’s personnel costs, adjusted for the special factors of voluntary redundancy payments (in 2003/2004) and the adjustment of the discount rate applied to pension accruals (in 2003), decreased by 9.8 percent.

T-Com:
Capital expenditure

T-Com’s capital expenditure in the first three quarters of 2004 was EUR 1.4 billion, 10.7 percent higher than the corresponding prior-year figure. In Germany, T-Com intensified its capital spending on transmission platforms, access networks and especially T-DSL technology. Investments in intangible assets and property, plant and equipment in the Central and Eastern European subsidiaries grew by a total of 7.3 percent over the prior-year period, due primarily to the accelerated roll-out of the next-generation network at Slovak Telecom. Capital spending at MATÁV also increased year-on-year, due to the substantial expansion of the DSL network.

The T-Mobile division

	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Change Sept. 30, 2004/ June 30, 2004	Sept. 30, 2003	Change Sept. 30, 2004/ Sept. 30, 2003	Dec. 31, 2003
	millions	millions	millions	%	millions	%	millions

Mobile subscribers
Total(a)	63.4	65.7	67.2	2.3	57.7	16.5	61.1
of which: T-Mobile Deutschland	26.7	27.1	27.4	1.1	25.6	7.0	26.3
of which: T-Mobile USA	14.3	15.4	16.3	5.8	12.1	34.7	13.1
of which: T-Mobile UK(b)	14.3	14.9	15.2	2.0	12.4	22.6	13.6
of which: T-Mobile Austria	2.0	2.0	2.0	0.0	2.0	0.0	2.0
of which: T-Mobile CZ	4.0	4.1	4.1	0.0	3.7	10.8	3.9
of which: T-Mobile Netherlands	2.1	2.2	2.3	4.5	1.8	27.8	2.0

(a)          The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)         Including Virgin Mobile.

T-Mobile:
Customer development and selected KPIs

In the third quarter of 2004, T-Mobile International continued its growth course and gained around 1.6 million new customers, including approximately 1.3 million subscribers with fixed-term contracts. Year-on-year, the number of customers increased by 9.6 million, an increase of over 16 percent. The number of net additions in the third quarter of 2004 was around 430,000 higher than in the same quarter of the previous year. Of particular note is that the proportion of fixed-term contract subscribers is now over 50 percent; thus T-Mobile International once again remained on target for increasing the proportion of fixed-term contract subscribers in the customer base.

In the third quarter of 2004, the most important growth driver in the T-Mobile group was once again the U.S. subsidiary T-Mobile USA which accounted for well over 50 percent of net additions. In absolute terms, this performance was again the second-best among the nationwide mobile communications providers in the United States. Some T-Mobile companies pursued a more focused subscriber acquisition strategy, which in some cases had a negative impact on the prepay customer base.

T-Mobile USA gained 901,000 customers in the third quarter of 2004. Monthly ARPU(7) remained constant compared with the previous quarter, at USD 52; in euros, however, it decreased slightly from EUR 43 to EUR 42 due to exchange rate fluctuations. The churn rate increased slightly compared with the second quarter of 2004 to three percent as a result of seasonal factors. The number of T-Mobile USA customers using BlackBerrys for mobile voice and data communications grew substantially to approximately 300,000 at the end of the third quarter of 2004. This equates to an increase of close to 70,000 quarter-on-quarter and almost 240,000 year-on-year.

T-Mobile Deutschland recorded net additions of almost 300,000 in the third quarter of this year. While the number of prepay customers decreased slightly, the number of fixed-term contract subscribers grew by 328,000. The churn rate increased slightly to 1.5 percent. ARPU increased by one euro to EUR 24. In the third quarter, T-Mobile Deutschland was highly successful in attracting customers for the Relax rates, for which marketing began in February 2004. For a monthly package price, these calling plans include a “bucket” of minutes for certain mobile calls; there is no additional basic monthly charge. 1.1 million customers had already opted for one of the Relax rates by the end of third quarter of 2004.

The number of T-Mobile UK subscribers grew by 308,000 in the third quarter of 2004. The churn rate increased to 2.5 percent. Growth in fixed-term contract subscribers was particularly encouraging, with the number increasing by 83,000 in the third quarter. Measured in local currency, ARPU dropped from GBP 21 to GBP 20, which translates to a decrease from EUR 31 to EUR 30.

T-Mobile Austria had over 2 million customers at the end of the third quarter of 2004, which represents a slight decrease. The proportion of fixed-term contract subscribers in the entire customer base increased in the reporting period, continuing the trend of the last few quarters. Against the background of a slight decrease in the churn rate, ARPU increased by one euro to EUR 31.

T-Mobile CZ acquired 55,000 new customers in the third quarter of 2004. Of these, 85 percent were fixed-term contract subscribers. Fixed-term contract subscribers accounted for 22 percent of T-Mobile CZ’s customer base at the end of the third quarter of 2003; this increased to one in four at the end of the third quarter of 2004. ARPU remained stable at EUR 15.

T-Mobile Netherlands increased its subscriber base by 29,000 in the third quarter. ARPU fell year-on-year by two euros to EUR 36. T-Mobile Netherlands nevertheless once again recorded the highest ARPU of the European T-Mobile companies.

(7)          Average revenue per user (ARPU) is used to measure the monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue and monthly charges, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, customer activation, and visitor roaming, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers.

T-Mobile:
Development of operations

			Third quarter of 2004			First three quarters of 2004
	Q1 2004	Q2 2004	Q3 2004	Q3 2003	Change	Q1 – Q3 2004		Q1 – Q3 2003	Change	2003
	millions of €	millions of €	millions of €	millions of €	%	millions of €		millions of €	%	millions of €
Total revenue(a)	5,944	6,237	6,479	5,920	9.4	18,660		16,787	11.2	22,778
of which: T-Mobile Deutschland	2,121	2,161	2,238	2,208	1.4	6,520		6,297	3.5	8,479
of which: T-Mobile USA	2,070	2,320	2,477	1,974	25.5	6,867		5,423	26.6	7,416
of which: T-Mobile UK	1,133	1,108	1,106	1,090	1.5	3,347		3,186	5.1	4,303
of which: T-Mobile Austria	236	210	222	277	(19.9)	668		809	(17.4)	1,098
of which: T-Mobile CZ	186	204	213	195	9.2	603		564	6.9	768
of which: T-Mobile Netherlands	250	267	270	225	20.0	787		626	25.7	861
Results from ordinary business activities	156	1,846	1,287	239	n.a.	3,289		637	n.a.	831
Financial expense, net	(265)	(65)	(203)	(189)	(7.4)	(533)		(781)	31.8	(895)
Depreciation and amortization	(1,234)	(1,270)	(1,282)	(1,298)	1.2	(3,786)		(3,857)	1.8	(5,196)
Other taxes	(22)	(29)	(26)	(22)	(18.2)	(77)		(75)	(2.7)	(94)
EBITDA(b)	1,677	3,210	2,798	1,748	60.1	7,685		5,350	43.6	7,016
Special factors affecting EBITDA(b)	0	1,280 (d)	636 (e)	0	n.a.	1,916	(d),(e)	345 (f)	n.a.	345 (f)
Adjusted EBITDA(b)	1,677	1,930	2,162	1,748	23.7	5,769		5,005	15.3	6,671
Adjusted EBITDA margin(b) (%)	28.2	30.9	33.4	29.5		30.9		29.8		29.3

Investments in property, plant and equipment and intangible assets (excluding goodwill)	(452)	(644)	(471)	(658)	28.4	(1,567)		(1,648)	4.9	(3,012)

Number of employees(c)	43,152	44,215	44,920	41,708	7.7	44,096		41,440	6.4	41,767

The T-Mobile division combines all the activities of T-Mobile International Holding GmbH: primarily T-Mobile Deutschland GmbH, T-Mobile (UK) Ltd., T-Mobile USA Inc., T-Mobile Czech Republic a.s., T-Mobile Austria GmbH, and T-Mobile Netherlands B.V., as well as minority shareholdings in Russia (MTS) and Poland (PTC).

(a)    These amounts relate to the companies’ respective single-entity financial statements (adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at division level.

(b)    Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2003, please refer to Deutsche Telekom’s 2003 Annual Report, “Reconciliation of pro forma figures,” page 96 et seq.

(c)    Average number of employees.

(d)    Write-up of FCC licenses (EUR 1,807 million), accruals for contingent losses attributable to the dissolution of the U.S. mobile communications joint venture (EUR 602 million), subsequent proceeds from sale of Virgin Mobile (EUR 75 million).

(e)    Write-up of FCC licenses (EUR 641 million), cost of Vivento for T-Mobile Deutschland (EUR 5 million).

(f)    Sale of MTS shares (EUR 352 million) and adjustment of the discount rate applied to pension accruals (EUR - 7 million); for detailed information and calculation of the discount rate, please refer to Deutsche Telekom’s 2003 Annual Report, “Reconciliation of pro forma figures,” page 96  et seq.

T-Mobile:
Total revenue

In the third quarter of 2004, almost all T-Mobile companies recorded quarter-on-quarter revenue growth. Revenue rose by over 11 percent in the first nine months of 2004, mainly as a result of the strong growth of the customer base. T-Mobile USA recorded the strongest revenue growth of 26 percent due to the considerable increase in its customer numbers. In Europe, only T-Mobile Austria recorded a decrease in revenue, mainly due to the deconsolidation of Niedermeyer. The T-Mobile companies in Germany, the United Kingdom, the Czech Republic and the Netherlands increased revenue as a result of continued customer growth.

T-Mobile:
Results from ordinary business activities

The results from ordinary business activities in the third quarter of 2004 amounted to EUR 1.3 billion. This figure was once again substantially affected by special factors, which boosted EBITDA by EUR 0.6 billion. Adjusted for these special factors, the results from ordinary business activities more than doubled compared with the third quarter of 2003 to around EUR 651 million. This growth was driven by a below-average increase in cost of sales, as well as economies of scale and efficiency gains.

T-Mobile:
EBITDA, adjusted EBITDA

EBITDA of the T-Mobile division for the third quarter of 2004 was EUR 2.8 billion. EBITDA adjusted to exclude special factors amounted to EUR 2.2 billion. There were several special factors in the third quarter: a further write-up of U.S. mobile communications licenses by EUR 641 million due to changes in fair value measurements and a charge of EUR 5 million at T-Mobile Deutschland for the transfer of employees to Vivento. This put the adjusted EBITDA margin at 33.4 percent, a year-on-year increase of almost four percentage points. This substantial improvement in EBITDA is primarily attributable to selective customer acquisition, which led to a reduction in subscriber acquisition costs. But improvements in efficiency also contributed to the increase in EBITDA. T-Mobile Deutschland once again made the biggest contribution to adjusted EBITDA with EUR 921 million. The adjusted EBITDA margin was 41.2 percent in the German T-Mobile subsidiary, which was 2.7 percentage points up on the previous quarter. T-Mobile USA increased its adjusted EBITDA to EUR 657 million, achieving an adjusted EBITDA margin of 26.5 percent. T-Mobile UK also increased its adjusted EBITDA margin compared with the previous quarter to 34.7 percent based on EBITDA of EUR 384 million. The subsidiaries in the Czech Republic, Austria and the Netherlands contributed EUR 105 million, EUR 66 million and EUR 55 million, respectively, to the division’s EBITDA. Thus all companies in the T-Mobile group improved their margins compared with the previous quarter.

T-Mobile:

Personnel

Personnel costs at T-Mobile International continued to increase at a slower rate than revenue. The number of employees in the United States increased again compared with the first six months. In Europe the figure remained virtually constant.

The T-Systems division

	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Change Sept. 30, 2004/ June 30, 2004(a)	Sept. 30, 2003	Change Sept. 30, 2004/ Sept. 30, 2003(a)	Dec. 31, 2003
				%		%
Systems Integration
Hours billed(millions)	2.9	5.7	8.7		8.5	2.2	11.2
Utilization rate(b) (%)	73.5	76.1	77.1		74.2		74.0
Computing Services
Processor capacity(MIPS)(c)	116,956	121,831	124,448	2.1	107,064	16.2	113,723
Number of servers managed and service(d)	31,365	34,160	34,360	0.6	28,304	21.4	28,399
Mainframe utilization (%)	95.0	95.0	95.0		95.0		95.0
Desktop Services
Number of workstations managed and serviced (millions)	1.2	1.2	1.3	2.7	1.3	(0.6)	1.2
Proportion of support activities, Germany (%)	59.8	60.1	60.2		63.6		60.6
Proportion of retail, Germany (%)	40.2	39.9	39.8		36.4		39.4

(a)          Calculated and rounded on the basis of precise figures.

(b)         Ratio of average number of hours billed to maximum possible hours billed per period.

(c)          Million instructions per second.

T-Systems:
Selected KPIs

The successful implementation of the strategic Focus & Execution program, which aims to sharpen the focus of business activities and boost efficiency, continued to have a positive impact on the business performance of T-Systems in the third quarter of 2004. Despite the sustained sluggishness of the market environment, T-Systems again improved its profitability, especially as a result of further optimization of its cost structures. The new focus of marketing activities also produced positive effects, especially with regard to the business generated by the Computing Services und Desktop Services units in the external market.

The operational performance of T-Systems again benefited from the positive development of the IT unit in the third quarter. Thanks to newly acquired customer projects, the Computing Services service line substantially increased the number of servers managed and serviced, and the available processor capacity by 21.4 percent and 16.2 percent respectively year-on-year, thereby continuing the trend of the second quarter. The rate of utilization of mainframe computers remained stable at a high level. As in preceding quarters, strong customer demand fueled higher capital expenditures to establish the requisite capacities. In the Desktop Services service line, the number of IT workstations managed and serviced by T-Systems on customers’ premises increased 2.7 percent over the preceding quarter. The hardware transactions necessitated by this increase caused the proportion of support activities to fall compared with the prior-year figure. The Systems Integration service line continues to operate in a market characterized by strong competition and cost pressure. Nevertheless, utilization rates were substantially higher than the corresponding rates of both the second quarter of this year and the third quarter of 2003. Further capacity adjustments and the 2.2-percent increase year-on-year in hours billed were major factors contributing to these utilization gains.

The volume of business conducted in the Telecommunications unit declined again in the third quarter of 2004. The strong price and competitive pressure that prevails in many areas of the market and the decrease of revenue from the carrier business, especially outbound voice traffic from Germany, were not completely compensated for. In addition, deconsolidation effects from the sale of TeleCash, T-Systems SIRIS, T-Systems MultiLink, and T-Systems Card Services in 2003 also reduced revenue.

T-Systems:
Development of operations

			Third quarter of 2004			First three quarters of 2004
	Q1 2004	Q2 2004	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Total revenue	2,475	2,625	2,564	2,617	(2.0)	7,664	7,744	(1.0)	10,614
Results from ordinary business activities(a)	(190)	(38)	39	(34)	n.a.	(189)	(160)	(18.1)	(581)
Financial expense, net(a)	(150)	(5)	(9)	(49)	81.6	(164)	(110)	(49.1)	(486)
Depreciation and amortization	(340)	(350)	(342)	(373)	8.3	(1,032)	(1,120)	7.9	(1,499)
Other taxes	(1)	(1)	(2)	(1)	(100.0)	(4)	(6)	33.3	(8)
EBITDA(b)	301	318	392	389	0.8	1,011	1,076	(6.0)	1,412
Special factors affecting EBITDA(b)	0	(43)	(5)	(4)	(25.0)	(48)	60	n.a.	(3)
Adjusted EBITDA(b)	301	361	397	393	1.0	1,059	1,016	4.2	1,415
Adjusted EBITDA margin(b) (%)	12.2	13.8	15.5	15.0		13.8	13.1		13.3

Investments in property, plant and equipment and intangible assets (excluding goodwill)	(127)	(194)	(181)	(155)	(16.8)	(502)	(415)	(21.0)	(660)

Number of employees(c)	40,352	39,867	39,750	41,706	(4.7)	39,990	42,446	(5.8)	42,108

(a)    In contrast to previous reporting, T-Systems, rather than T-Com, has been responsible for Toll Collect since April 1, 2004. Prior-period comparatives have been restated accordingly.

(b)    Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2003, please refer to Deutsche Telekom’s 2003 Annual Report, “Reconciliation of pro forma figures,” page 96 et seq.

(c)    Average number of employees.

T-Systems:
Total revenue

T-Systems’ total revenue decreased by a mere one percent in the first nine months of 2004 compared with the prior-year period. Adjusted for the deconsolidation effects related to the sale of investments, total revenue in the first three quarters of 2004 increased one percent year-on-year.

The positive trend of revenue adjusted for deconsolidation effects can be credited in particular to the growth in revenue from the IT unit. In this area, year-to-date revenue is 4.9 percent higher than the prior-year figure, while revenue for the quarter increased 6.1 percent year-on-year. Adjusted for deconsolidation effects, year-to-date revenue was 5.7 percent higher than the corresponding prior-year figure, and revenue for the third quarter was 6.8 higher than in the third quarter of the previous year.

The Computing Services and Desktop Services service lines in particular consolidated their strong positions in the third quarter. The total year-to-date revenue generated by Computing Services was 9.5 percent higher and that generated by Desktop Services was 10.9 percent higher than in the prior-year period. The year-on-year comparison of third-quarter revenue figures underlines the growth trend. In this comparison, Computing Services recorded a revenue increase of 11.2 percent, Desktop Services 13.6 percent. Due in part to capacity adjustments, revenue generated by the Systems Integration service line in the first three quarters of this year decreased by 5.3 percent.

As a consequence of the fierce price and competitive pressure, revenue generated in the Telecommunications unit in the first three quarters of the current financial year was 7.4 percent lower than the corresponding figure for the prior-year period. Adjusted for deconsolidation effects, the revenue decrease was only 4.1 percent. Carrier Services recorded a cumulative year-on-year revenue decrease of 17.7 percent, due in particular to the lower volume of outbound voice traffic from Germany.

T-Systems:
Net revenue

Revenue generated with customers outside the Deutsche Telekom Group developed more positively than total revenue.(8) In the first nine months, net revenue rose 0.3 percent, or adjusted for deconsolidation effects by 3.3 percent.

Here too, the IT unit led the way, posting year-on-year revenue growth of 10.4 percent in the first three quarters of 2004 and 10.7 percent in the third quarter of 2004. Adjusted for deconsolidation effects, the revenue growth amounted to 11.9 percent and 12.2 percent, respectively. The strong growth in the total revenue of Computing Services and Desktop Services was mainly fueled by the development of revenues generated outside the Group in these service lines - in the first three quarters of 2004, net revenue increased 14.6 percent year-on-year at Computing Services and 19.2 percent at Desktop Services. Net revenue generated by the Systems Integration service line in the first three quarters of the current year was 1.4 percent lower year-on-year, but the trend of net revenue was nonetheless better than that of total revenue in this business segment.

The 6.8-percent decrease in net revenue of the Telecommunications unit resulted mainly from the deconsolidation effects associated with the sale of shareholdings. Adjusted for this factor, net revenue was 2.8 percent lower.

T-Systems:
Results from ordinary business activities

Due to the transfer of responsibility for the investment in “Toll Collect” as of April 1, 2004 and the attendant effects for T-Systems, the division’s results from ordinary business activities were lower than the prior-year figure. This negative effect extends retroactively to the 2003 financial year and the first quarter of 2004. Adjusted to exclude special factors, results from ordinary business activities for the first nine months of 2004 increased by 36 percent year-on-year. This improvement is a reflection of the success that T-Systems has had in the consistent implementation of the cost reduction and efficiency enhancement measures undertaken as part of its strategic Focus & Execution program.

T-Systems:
EBITDA, adjusted EBITDA

The division’s adjusted EBITDA increased year-on-year, both in the third quarter of 2004 and the first nine months of the year. The one-percent increase in this figure to EUR 0.4 billion in the third quarter and the 4.2-percent increase to EUR 1.1 billion in the first nine months reflect the improvement of T-Systems’ operating performance. This is mainly due to the continuous improvement of cost structures, as well as efficiency gains in the division. Personnel costs, selling costs, and other operating expenses were all lower in the third quarter of 2004, continuing the trend of previous quarters. At 15.5 percent, the EBITDA margin for the third quarter of 2004, calculated on the basis of adjusted EBITDA, was again better than the corresponding figure for the prior-year quarter. In the third quarter of 2003, the EBITDA figure had been adversely affected by a number of factors, including accruals for pensions. EBITDA for the third quarter of 2004 was adversely impacted by special factors relating to personnel transfer payments for Vivento totaling EUR 14 million and positively affected by the gain on the sale of cc-chemplorer totaling EUR 9 million.

(8)          For the presentation of net revenue, please refer to the chapter on “Segment reporting,” page 65 et seq.

The T-Online division.

	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Change Sept. 30, 2004/ June 30, 2004	Sept. 30, 2003	Change Sept. 30, 2004/ Sept. 30, 2003	Dec. 31, 2003
	millions	millions	millions	%	millions	%	millions
Customers with a billing relationship(a)	13.43	13.34	13.37	0.2	12.90	3.6	13.13
T-Online (Germany)	11.07	11.26	11.31	0.4	10.57	7.0	10.79
DSL rates	2.44	2.62	2.91	11.1	2.11	37.9	2.16
Narrowband rates	5.38	5.26	5.11	(2.9)	5.63	(9.2)	5.56
PAYG(b) (usage < 30 days)	0.82	0.80	0.77	(3.8)	0.79	(2.5)	0.81
PAYG(b) (usage > 30 days)	2.42	2.58	2.52	(2.3)	2.04	23.5	2.25

Rest of Europe	2.36	2.08	2.06	(1.0)	2.33	(11.6)	2.35
Broadband rates	0.29	0.31	0.31	0.0	0.22	40.9	0.26
Narrowband rates	0.28	0.25	0.24	(4.0)	0.31	(22.6)	0.29
PAYG(b) (usage < 30 days)	0.16	0.14	0.13	(7.1)	0.17	(23.5)	0.17
PAYG(b) (usage > 30 days)	1.62	1.38	1.38	0.0	1.63	(15.3)	1.62

(a)          The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)         PAYG: Pay as you go.

T-Online:
Customer development and selected KPIs

T-Online International AG successfully maintained its good market position in the third quarter of 2004. Thanks in particular to the active development of the DSL broadband market together with T-Com, T-Online further increased its subscriber base and revenue year-on-year.

With more than 291,000 new additions by the end of the third quarter, T-Online again achieved record growth in its DSL customer numbers. This growth trend can be attributed above all to the success of the “three times zero” advertising campaign in August and September, with which the company promoted an attractive rate plan for new customers signing up for broadband Internet service. Under this short-term offer, which was part of the general broadband initiative of T-Online and T-Com, new customers for the T-Online/T-DSL broadband service had the activation charge for their T-DSL line refunded and customers received the DSL modem for free. In addition, subscribers to the T-Online dsl 1500 MB rate plan had their first monthly charge waived.

The number of DSL subscribers in the T-Online group increased from 2.4 million at year-end 2003 to 3.2 million at the end of the third quarter. Compared with September 30, 2003, when T-Online had 2.3 million DSL subscribers, this figure increased 38.2 percent by September 30, 2004. In the “Germany” business segment, the subscriber base of T-Online also showed year-on-year growth of around 38 percent - the number of DSL subscribers increased from 2.1 million at September 30, 2003 to 2.9 million at September 30, 2004.

DSL broadband business also continued to grow at the international subsidiaries. In the first three quarters, their broadband subscriber base increased by around 41 percent over the prior-year period. According to the old reporting structure, which did not distinguish between narrowband and broadband subscribers before the first quarter of 2004, T-Online had a total of approximately 4.3 million broadband customers, including around 4 million in Germany, at the end of the first nine months of 2004. The number of narrowband subscribers declined as a consequence of the rigorous efforts to develop the broadband market by offering attractive access rates and content.

Attractive content is yet another key factor for customer growth in the broadband market. Content in the areas of music, video and games, in particular, offer additional potential for value creation. T-Online users have the option of customizing their own information and entertainment programs. The growing demand for legal music downloads represents the clearest evidence that users are taking advantage of this option. In the strategically important area of music content, T-Online offers the music portal Musicload. One year after this platform was launched, T-Online has a 55-percent market share among Media Control’s Top 20 download charts, making it one of the most successful providers of legal music downloads in Germany. By cooperating with all the major record companies, as well as independent labels, T-Online has broadened its offering to more than 350,000 titles. Thus, the original goal of offering 300,000 titles by the end of the year was already exceeded in the third quarter of this year. The systematic expansion of the range of titles offered is also reflected by the increase in downloads. In the second quarter of 2004, T-Online was registering an average of 2,500 downloads per day; by the third quarter of 2004, the company registered an average of around 5,500 downloads per day, representing a gain of 120 percent.

T-Online’s cooperation with Twentieth Century Fox, one of Hollywood’s biggest film studios, took off in August 2004. T-Online is now cooperating with four major studios. Thanks to this new cooperation, T-Online has added new highlights to the range of international and German movies on offer. The platform for using this content is the broadband portal T-Online Vision. With its video-on-demand service, T-Online Vision offers the company’s DSL customers an extraordinary broadband experience via PC or TV. During the third quarter, T-Online Vision users played an average of over 1,000 on-demand movies on weekdays and about 1,300 on the weekend.

To attract new customer groups, T-Online is taking steps to provide online content on a variety of media. Thus, T-Online is marketing content for mobile terminals, generating additional potential in this highly promising market segment. Shortly after acquiring the rights to report on the German National Soccer League (Bundesliga) on the Internet and mobile terminals in the second quarter of 2004, T-Online signed up three mobile network operators, T-Mobile, Vodafone and O2, to market moving images and video streams. Market penetration in mobile communications and the technical possibilities of the current mobile phone generation represent the basis for the further development of this market, already giving T-Online a prominent position in this market.

T-Online:
Development of operations

			Third quarter of 2004			First three quarters of 2004
	Q1 2004	Q2 2004	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Total revenue	493	500	464	453	2.4	1,457	1,347	8.2	1,851
Germany	440	442	413	411	0.5	1,295	1,224	5.8	1,682
Rest of Europe	53	58	51	42	21.4	162	123	31.7	169
Results from ordinary business activities	37	45	24	103	(76.7)	106	126	(15.9)	104
Financial income, net	27	28	26	123	(78.9)	81	177	(54.2)	200
Depreciation and amortization	(109)	(111)	(112)	(104)	(7.7)	(332)	(311)	(6.8)	(430)
Other taxes	0	0	0	0	n.a.	0	0	n.a.	(1)
EBITDA(a)	119	128	110	84	31.0	357	260	37.3	335
Special factors affecting EBITDA(a)	0	0	(1)	0	n.a.	(1)	25 (c)	n.a.	25 (c)
Adjusted EBITDA(a)	119	128	111	84	32.1	358	235	52.3	310
Adjusted EBITDA margin(a) (%)	24.1	25.6	23.9	18.5		24.6	17.4		16.7

Investments in property, plant and equipment and intangible assets (excluding goodwill)	(12)	(18)	(15)	(18)	16.7	(45)	(36)	(25.0)	(81)

Number of employees(b)	2,918	2,945	2,981	2,646	12.7	2,948	2,644	11.5	2,637

Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with IFRS.

(a)    Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”, page 43 et seq. For detailed information and calculations of the figures for 2003, please refer to Deutsche Telekom’s 2003 Annual Report, “Reconciliation of pro forma figures,” page 96 et seq.

(b)    Average number of employees.

(c)    t-info book gain minus recognition of additional minimum liability.

T-Online:

Total revenue

Due to the growth in T-Online’s subscriber base, revenue increased 2.4 percent from EUR 453 million in the third quarter of 2003 to EUR 464 million in the third quarter of 2004. The broadband initiative which T-Online has been actively pursuing in the “Germany” business segment since the beginning of 2004 had a negative effect on revenue in the third quarter of 2004. Specifically, the aforementioned “three times zero” campaign and the related refunds caused revenue to decline.

T-Online:

Results from ordinary business activities

Results from ordinary business activities decreased from EUR 103 million in the third quarter of 2003 to EUR 24 million in the third quarter of 2004. The prior-year results from ordinary business activities were influenced in particular by the one-time write-up of EUR 96 million of the net carrying amount of the stake in comdirect AG. If this non-recurring factor is disregarded, results from ordinary business activities for the third quarter of 2004 would be higher than in the prior-year quarter.

T-Online:

EBITDA, adjusted EBITDA

EBITDA in the third quarter of 2004 increased by 31.0 percent year-on-year to EUR 110 million. Adjusted for special factors, EBITDA rose from EUR 84 million to EUR 111 million. EBITDA for the first nine months of 2004 increased 37.3 percent, from EUR 260 million in the prior-year period, to EUR 357 million. Besides the sustained revenue growth and the improved gross margin, T-Online’s positive performance can also be attributed to the systematic exploitation of efficiency potential. Measured against net revenue, T-Online recorded an adjusted EBITDA margin of 23.9 percent for the third quarter of 2004, an increase of 5.4 percentage points year-on-year.

T-Online:

Financial income

The year-on-year reduction in financial income resulted mainly from the aforementioned one-time write-up of EUR 96 million of the net carrying amount of the stake in comdirect AG in the third quarter of the prior year. The write-up was effected as a result of comdirect AG’s positive business performance. In addition, slightly lower interest income was offset by higher profit transfers from associated companies in the third quarter.

T-Online:

Depreciation and amortization

Depreciation and amortization increased year-on-year due to the first-time consolidation of the Scout24 group and the related amortization of goodwill.

Group Headquarters & Shared Services.

In Group Headquarters & Shared Services, Deutsche Telekom bundles strategic and cross-divisional management functions, as well as those operating activities that are not directly related to the core businesses of the divisions. Shared Services includes in particular Vivento, Real Estate, DeTeFleetServices GmbH – a full-service provider of fleet management and mobility services – as well as Billing & Collection. The Billing & Collection unit was formed in May 2004 through the amalgamation of Billing Services and Customer Accounting. It develops and provides billing and receivables management solutions for the group companies that offer commercial services to the market. The product and process chain is rounded off by credit assessment and collection services offered together with SAF Forderungsmanagement GmbH and SolvenTec GmbH.

In the third quarter of 2004, Vivento continued the positive development which was seen in the second quarter. The implementation of the employment alliance, the successful establishment of the two business lines, and the employment-intensive large-scale projects are the cornerstones of a positive interim result. Vivento Customer Services GmbH & Co. KG (VCS), for example, which was founded in the first quarter of 2004, remained on its growth course during the reporting period. Following the establishment of an additional four locations in the third quarter of 2004, VCS is now represented throughout Germany with 18 sites. Most of the expansion was in eastern Germany. VCS successfully entered, and thus generated business on, the external market. VCS was also able to continue its positive business development within the Group. In September 2004, VCS had approximately 2,300 employees, around 900 of whom were contract and temporary staff from Vivento which it plans to make permanent. Vivento’s second business line Vivento Technical Services GmbH & Co. KG (VTS), which was established in the second quarter of 2004, also started business as of July 1, 2004. At the same time, the Communication Networks unit of Network Projects & Services GmbH with some 350 employees was transferred to VTS. Since then, VTS has continuously expanded its workforce on the basis of these highly qualified staff. In September 2004, the company had approximately 1,000 employees, around 600 of whom were contract and temporary staff from Vivento.

Approximately 3,300 employees were transferred to Vivento in the third quarter of 2004. At September 30, 2004, a total of about 29,800 employees had therefore been transferred to Vivento since it was first founded. Some 7,500 employees have left Vivento since January 1, 2004, almost 3,900 in the third quarter. The employment alliance enabled around 2,000 employees to be placed again within the Group as part of the return and reintegration process. About 11,200 employees have left Vivento since it was first founded. Vivento had around 19,400 employees at the end of the third quarter of 2004, including approximately 700 permanent staff, roughly 14,600 transferred employees, and about 4,000 employees in the two business lines. In September, around 6,500 Vivento staff were in temporary positions within the Group, and a further 3,700 outside the Group. For example, since July 1, 2004 around 3,000 civil servants from Vivento have been assisting the Federal Employment Agency ‘(Bundesagentur für Arbeit)’ with the introduction of the restructured benefits for the long-term unemployed.

Real Estate generated only insignificant cash inflows from real estate sales in the third quarter of 2004. Cash inflows for the first nine months of 2004 thus remain at some EUR 0.2 billion. The cash inflows partly relate to sale contracts that had already been concluded in earlier years.

Group Headquarters & Shared Services:
Development of operations

			Third quarter of 2004			First three quarters of 2004
	Q1 2004	Q2 2004	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Total revenue	1,090	1,154	1,164	1,056	10.2	3,408	3,220	5.8	4,268
Results from ordinary business activities	(1,156)	(839)	(799)	(878)	9.0	(2,794)	(2,330)	(19.9)	(4,071)
Financial expense, net	(768)	(574)	(676)	(664)	(1.8)	(2,018)	(1,812)	(11.4)	(2,877)
Depreciation and amortization	(212)	(173)	(180)	(195)	7.7	(565)	(694)	18.6	(881)
Other taxes	(13)	(11)	(12)	(10)	(20.0)	(36)	(39)	7.7	(37)
EBITDA(a)	(163)	(81)	69	(9)	n.a.	(175)	215	n.a.	(276)
Special factors affecting EBITDA(a)	(33)	135	21	(24)	n.a.	123	220	(44.1)	40
Adjusted EBITDA(a)	(130)	(216)	48	15	n.a.	(298)	(5)	n.a.	(316)
Adjusted EBITDA margin(a)(%)	(11.9)	(18.7)	4.1	1.4		(8.7)	(0.2)		(7.4)

Number of employees(b)	36,239	34,976	34,795	26,261	32.5	35,337	23,868	48.1	25,203
Vivento(c)	19,500	19,200	18,600	9,800	89.8	18,600	9,800	89.8	15,500

(a)          Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2003, please refer to Deutsche Telekom’s 2003 Annual Report, “Reconciliation of pro forma figures,” page 96 et seq.

(b)         Average number of employees.

(c)          Transferred employees and employees in the business lines, excluding permanent staff; number of employees at the balance sheet date; figures rounded.

Group Headquarters & Shared Services: Total revenue

The total revenue of Group Headquarters & Shared Services for the first three quarters of 2004 rose year-on-year. This increase is mainly due to the disclosure of the revenues from Vivento’s call center business and the revenues of VTS reported since July 1, 2004.

Group Headquarters &  Shared Services: Results from ordinary business activities

Results from ordinary business activities in the first nine months, on the other hand, fell substantially year-on-year. This is principally due to the sharp decline in EBITDA, which reflects the drag on earnings by Vivento, as well as the lower income from the sale of investments and the decline in transfer payments to Vivento. Earnings were further impacted by the rise in net financial expense, by contrast, earnings were positively affected by the lower volume of depreciation and amortization resulting mainly from reduced real estate assets.

Group Headquarters & Shared Services:
EBITDA, adjusted EBITDA

Adjusted EBITDA declined considerably in the first nine months of 2004 compared with the prior-year period. This is primarily attributable to the much higher expenditure for Vivento as a result of the substantial expansion of its workforce, which grew by around 9,300 in comparison with the previous year. Revenues from the call center business and VTS offset this negative development, as did income from the large-scale project implemented with the Federal Employment Agency. Cost savings from successfully implemented measures to improve efficiency, for example, boosted the EBITDA of Group Headquarters & Shared Services. EBITDA was also improved by a lower accrual for payments by Deutsche Telekom to the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) on the basis of changes resulting from the health reform. Adjusted EBITDA in the third quarter of 2004 rose substantially quarter-on-quarter. This improvement is principally due to positive contributions to earnings from real estate sales and the completion of project developments whose cash inflows were mainly recorded in the second quarter of 2004. In addition, the prior-quarter EBITDA was impacted by the recognition of an accrual for projects at Vivento in compliance with accounting law, against part of which payments were made in the third quarter.

EBITDA in the first nine months of 2004 decreased in comparison with the same period of the previous year due to the decline in adjusted EBITDA and lower income from special factors. Special factors in the first three quarters of 2004 amounting to EUR 123 million resulted from the transfer payments of around EUR 64 million for the employees transferred to Vivento, EUR 21 million of which was paid in the third quarter, the income from the sale of interests in SES Global S.A. amounting to EUR 92 million, and the accrual for the voluntary redundancy program set up in the first quarter that expired in the third quarter. By contrast, special factors in the first nine months of 2003 amounted to EUR 220 million and were composed as follows: income from the sale of investments (EUR 139 million), transfer payments by T-Com (EUR 131 million), accrual for the voluntary redundancy program (EUR 24 million), and a valuation adjustment for pension accruals (additional minimum liability (AML): EUR 26 million).

Group Headquarters & Shared Services: Personnel

The average number of employees in the first nine months was 35,337. The increase over the prior year is primarily attributable to the higher number of employees at Vivento.

Outlook.

Highlights after the balance sheet date (September 30, 2004).

Group

Deutsche Telekom AG intends to pay dividend for the 2004 financial year.

•                  The Board of Management of Deutsche Telekom aims to pay a dividend of EUR 0.62 for the 2004 financial year. The final dividend will be dependent on the level of net income for the full year. The Board of Management, therefore, will present to the Supervisory Board, at its meeting to review the 2004 financial accounts, a dividend in the range of EUR 0.56 to EUR 0.62. Deutsche Telekom regards the level of the dividend for 2004 as a minimum level for future years. It is the intention to adhere to the principle of providing an attractive return to our shareholders. The further development of the dividend will depend on the future levels of net income.

Moody’s upgrades Deutsche Telekom.

•                  The rating agency Moody’s upgraded the long-term senior unsecured ratings of Deutsche Telekom AG and its Dutch financing subsidiary Deutsche Telekom International Finance B.V. from Baa2 to Baa1. The outlook for the further development of the rating is stable.

T-Com

Majority-owned Croatian subsidiary Hrvatske telekomunikacije renamed T-Hrvatski Telekom as of October 1, 2004.

•                  The rebranding of Croatian telecommunications provider Hrvatske telekomunikacije (HT) as of October 1, 2004 marks the first appearance of Deutsche Telekom’s T-Com brand abroad. Croatian fixed-line subsidiary HTtel and Internet provider HTnet have now been combined to form the new T-Com brand under the umbrella of T-Hrvatski Telekom (T-HT). The wholly owned mobile communications subsidiary T-Mobile Croatia has also adopted the new brand as a member of the international T-Mobile group. The rebranding of T-Hrvatski Telekom is a further step towards increasing customer retention. In addition, it will allow synergies to be harnessed through global marketing activities.

Bid for a UMTS license in Croatia.

•                  T-Mobile Hrvatska bid for a UMTS license in Croatia by tender. On October 18, 2004, the Croatian government announced that it would grant T-Mobile Croatia one of the UMTS licenses. The license will cost HRK 132 million (almost EUR 18 million) plus annual license fees. It will be effective for 20 years.

T-Mobile

T-Mobile USA receives approval to acquire GSM network in California/Nevada from Cingular.

•                  The U.S. Federal Communications Commission announced on October 26, 2004 that it has approved the planned acquisition of AT&T Wireless Services by Cingular Wireless, subject to certain conditions. The transaction had been approved by the U.S. Department of Justice on October 25, 2004. These approvals will allow T-Mobile USA to acquire the GSM networks in California/Nevada from Cingular Wireless for USD 2.5 billion. This agreement, which was signed and published on May 25, 2004, is expected to be consummated in the first quarter of 2005. In addition, Cingular will purchase network capacity worth at least USD 1.2 billion from T-Mobile USA over a period of four years.

T-Mobile plans a program to increase efficiency.

•                  T-Mobile has started planning a program to increase the efficiency of its European investments. The objective of this program is to reduce annual operating expenses by around EUR 1 billion by 2006. Roughly half of the savings to be made will be reinvested in new products and services to generate growth.

Development of revenue and income.(9)

Revenue

For 2004, Deutsche Telekom expects net revenue to grow further year-on-year. In particular, this expectation is based on developments to date and the focus on the growth markets of mobile communications, broadband, and business customers. Deutsche Telekom expects the percentage of revenue generated in foreign countries to continue to rise, especially as a result of the continued strong growth recorded by T-Mobile USA.

EBITDA

EBITDA is expected to rise further compared with the previous year as a result of the systematic implementation of the profitable growth strategy. This will be achieved, in particular, by a range of cross-divisional measures set out in “Agenda 2004,” the implementation of which will expand the business potential of the individual divisions considerably while continuing to strengthen EBITDA by means of sustained improvements in efficiency.

Net interest expense

In 2004, Deutsche Telekom expects a year-on-year improvement in net interest expense as a result of a further reduction in net debt.

Net income

Deutsche Telekom assumes that the increase in revenue and efficiency mentioned above will have a positive effect on net income in 2004, despite a higher tax burden due to changes in tax law.

Debt

Deutsche Telekom intends to further reduce debt, in particular by using its free cash flow. However, if opportunities to increase the value of the Group arise in line with the principle of profitable growth, an increase in investments will also be considered.

(9)   The forward-looking statements made here reflect the current views of Deutsche Telekom’s management with respect to future events. They are based on current plans, estimates, and projections, and too much reliance should not therefore be placed on them. Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” on Form 20-F contained in the Annual Report submitted to the U.S. Securities and Exchange Commission. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account.

T-Com

The T-Com division has been focusing on safeguarding and expanding its core business in 2004 – in particular on stabilizing its existing business by using attractive rate options and pursuing its broadband initiative to tap additional mass-market growth areas. The priority here is to increase and safeguard profitability. T-Com is more exposed to the effects of regulation than any other division. The introduction of competition in local networks (call-by-call and carrier preselection) in the 2003 financial year and additional regulatory actions, such as the reduction of interconnection charges, have maintained the competitive pressure in 2004. Overall, revenue will decline year-on-year due to the above-mentioned factors and the deconsolidation of the remaining cable companies in 2003. T-Com is expected to further improve its results slightly in 2004 by means of new measures, for example its efficiency and quality initiatives.

T-Mobile

The T-Mobile division expects a further substantial increase in revenue for the full 2004 financial year. In the United States, T-Mobile will continue to use the existing market opportunities for acquiring new customers. In Europe, tougher competition and costs for the roll-out of the UMTS network are impacting the EBITDA margin. In addition, the reduction in termination charges will have a negative impact on revenue and EBITDA. For the year as a whole, T-Mobile is expecting an increase in EBITDA. The further development of USD and GBP exchange rates may significantly affect the revenue and results of the T-Mobile division.

T-Systems

The T-Systems division expects a positive overall development in total revenue in 2004, adjusted for deconsolidations. The primary driver behind this growth is likely to be the encouraging development in net revenue, particularly in the IT Service unit. The measures to improve efficiency and cut costs initiated with the strategic Focus & Execution program back in 2003, and continued in 2004, will also have a positive effect on the development of earnings at T-Systems in the rest of 2004.

T-Online

As a result of the wide-ranging opportunities and formats, especially in the entertainment area, T-Online believes the future of the Internet will be strongly driven by broadband access. New content features specially tailored to broadband technology will continue to dominate the services of T-Online International AG. T-Online International AG has resolutely stuck to the implementation of the combined business model since 2001, pursuing the aims of higher profitability and simultaneous growth. The division will continue along the same path in 2004, both in the individual business segments and in the T-Online group in general.

Group Headquarters & Shared Services

Group Headquarters & Shared Services is projecting a slight increase in revenue in 2004. EBITDA will be heavily influenced by Vivento, and in particular by the success of its placement activities and its own business operations.

Risk situation.(10)

Successor ordinances under the Telecommunications Act.

•                  Since the new Telecommunications Act (Telekommunikationsgesetz - TKG) became law at the end of June this year, the Federal Ministry of Economics and Labor has now published draft ordinances on customer protection (TKV), numbering (TNV), interception (TKÜV), and emergency calls, which are intended to provide more specific guidance on the legal framework of the TKG. The drafts far exceed the objectives stated in the EU’s Universal Service Directive and in the new German Telecommunications Act, and if adopted in this form would lead to considerable costs for the entire sector.

Data retention.

•                  Discussions are currently taking place at EU level to make it compulsory to store all customer data for a minimum of 12 months. The data retention obligation will apply to all traffic and location data, including subscriber and user data in the areas of conventional telephony (fixed-line and mobile communications) and Internet (including e-mail, Voice over Internet, World Wide Web, etc.). Compliance with this data retention requirement would entail considerable upfront investments and recurring annual operating costs for the Deutsche Telekom Group.

(10)    For further explanations, please refer to the disclaimer at the end of this report and the other risk areas identified in the management report at December 31, 2003 and in Deutsche Telekom’s Annual Report on Form 20-F.

Reconciliation of pro forma figures.

•                  Pro forma figures include EBITDA, EBITDA adjusted for special factors, the EBITDA margin, the EBITDA margin adjusted for special factors, free cash flow, and gross and net debt.

•                  Pro forma figures are not governed by German or U.S. GAAP. As other companies may not compute the pro forma figures presented by Deutsche Telekom in the same way, Deutsche Telekom’s pro forma figures are only comparable with similarly designated disclosures by other companies to a limited extent.

•                  Pro forma figures should not be viewed in isolation as an alternative to net income/loss, results from ordinary business activities, net cash provided by operating activities, debt (in accordance with consolidated balance sheet), or other Deutsche Telekom figures reported under German or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA of the divisions and the Group as a whole is derived from the results from ordinary business activities. This measure of earnings before minority interest in income/loss and before income taxes is additionally adjusted for other taxes, net financial income/expense, and depreciation and amortization. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, net financial income/expense includes net interest expense, income/loss related to associated and related companies, and write-downs of financial assets and marketable securities. As it is based on the results from ordinary business activities, this method of computation allows EBITDA to be derived in a uniform way on the basis of an accepted accounting measure of earnings published for the divisions and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and measure the performance of the individual units.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation, and before the effects of any special factors. Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and in order to better evaluate and compare developments over several reporting periods. More detailed explanations of the effects of special factors on Group EBITDA, the EBITDA of the divisions, and net income/loss are contained in the following section “Special factors.”

EBITDA margin

In order to compare the EBITDA earnings power of results-oriented units of different sizes, the EBITDA margin is presented in addition to EBITDA. The EBITDA margin represents the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

•                  Deutsche Telekom’s net income and the EBITDA of the Group and of the divisions were affected by a range of special factors in both the reporting period and the comparative periods.

•                  The underlying concept involves the elimination of special factors that affect ordinary business activities and thus impair the comparability of EBITDA and net income/loss with previous years. The adjustments are made irrespective of whether the relevant income and expenses are reported in the results from ordinary business activities, in extraordinary income/loss, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The tables under “Divisions” and “Deutsche Telekom at a glance” show how Deutsche Telekom derives EBITDA adjusted for special factors for the Group as a whole and for its divisions from the results from ordinary business activities. The special factors are presented for the reporting period, the comparative prior-year period, and for the previous full year.

Special factors affecting EBITDA

Special factors affecting EBITDA positively in the first three quarters of 2004 included income from the write-up of U.S. mobile communications licenses at T-Mobile USA (EUR 2.4 billion) and gains totaling EUR 0.1 billion (including transaction costs) from the sale of part of the stake in the European satellite operator SES Global SA and from the sale of the T-Systems subsidiary cc-chemplorer Limited. The sale of the stake in Virgin Mobile also generated retroactive gains of EUR 0.1 billion.

These positive special factors were offset, in part, by expenses of approximately EUR 0.2 billion consisting, for example, of voluntary redundancy payments in the T-Com division and at Group Headquarters & Shared Services, and by the recognition of accruals for contingent losses of EUR 0.6 billion relating to the dissolution of the mobile communications joint venture between T-Mobile USA and Cingular Wireless.

Intragroup staff transfer payments to Vivento had an EBITDA-neutral effect on a consolidated basis.

Special factors that positively affected EBITDA in the prior-year period include gains of EUR 0.4 billion in the T-Com division from the sale of the remaining cable companies. In conjunction with the sale of the cable business, these gains were partly offset by additions to accruals and transaction costs totaling EUR 0.1 billion, which reduced EBITDA. Income from the sale of the T-Systems subsidiaries TeleCash Kommunikations-Service GmbH and T-Systems SIRIS S.A.S. (totaling EUR 0.1 billion) and EUR 0.4 billion from the sale of the stake in Mobile TeleSystems (MTS) in the T-Mobile division also had a positive effect on EBITDA. Additional gains totaling EUR 0.1 billion, reported under Group Headquarters & Shared Services, resulted from the sale of minority interests in Eutelsat S.A., Ukrainian Mobile Communications (UMC), and Celcom Bhd.(Malaysia).

Special factors reducing EBITDA in the prior-year period were the recognition of an additional minimum liability (AML), the loss on the sale of T-Systems MultiLink SA and restructuring expenses in the T-Com division due to personnel reduction at the Croatian subsidiary T-Hrvatski Telekom totaling EUR 0.3 billion. Furthermore, the T-Com division recognized accruals for voluntary redundancy payments totaling EUR 0.1 billion that were also shown as special factors.

In addition, the intragroup sale of t-info to DeTeMedien (T-Com division) had an EBITDA effect in the T-Online division in the prior-year period that, however, had a neutral impact at Group level. An expense at the T-Com division and a gain at Group Headquarters & Shared Services resulting from internal staff transfer payments to Vivento also had a neutral effect in the Group in 2003.

Special factors not affecting EBITDA

A special factor not affecting Group EBITDA in the reporting period was the tax expense of EUR 0.6 billion mainly attributable to deferred tax liabilities recognized in the write-up of U.S. mobile communications licenses at T-Mobile USA.

Special factors not affecting EBITDA in the first three quarters of the prior year were the write-up of EUR 0.1 billion on the net carrying amount of the interest in comdirect AG, as well as separate special factors in the form of tax income totaling EUR 0.3 billion, resulting in particular from the change of T-Mobile International AG into a limited partnership (AG & Co. KG) (EUR 0.4 billion), and deferred taxes recognized on the additional minimum liability (EUR 0.1 billion). These were offset by tax effects from the reduction in deferred tax assets relating to sales of deferred payments (cable business in Baden-Württemberg and Hesse) amounting to EUR -0.2 billion.

Reconciliation of the statement of income

	Q1 - Q3 2004	Special factors in Q1 - Q3 2004		Q1 – Q3 2004 without special factors	Q1 - Q3 2003	Special factors in Q1 – Q3 2003		Q1 – Q3 2003 without special factors	2003(a)
	millions of €	millions of €		millions of €	millions of €	millions of €		millions of €	millions of €

Net revenue	42,922			42,922	41,288			41,288	55,838
Cost of sales	(23,185)			(23,185)	(23,138)	(132	)(e)	(23,006)	(31,402)
Gross profit	19,737			19,737	18,150	(132)		18,282	24,436
Expenses	(17,285)	(784	)(b)	(16,501)	(17,307)	(382	)(f)	(16,925)	(23,565)
Other operating income	4,858	2,628	(c)	2,230	3,674	1.026	(g)	2,648	4,558
Operating results	7,310	1,844		5,466	4,517	512		4,005	5,429
Financial expense, net	(2,584)			(2,584)	(2,734)	89	(h)	(2,823)	(4,031)
Results from ordinary business activities	4,726	1,844		2,882	1,783	601		1,182	1,398
Income taxes	(1,221)	(577	)(d)	(644)	137	278	(i)	(141)	225
(Income) losses applicable to minority shareholders	(294)			(294)	(303)			(303)	(370)
Net income effect of special factors	3,211	1,267		1,944	1,617	879		738	1,253

Results from ordinary business activities	4,726	1,844		2,882	1,783	601		1,182	1,398
Financial expense, net	(2,584)			(2,584)	(2,734)	89		(2,823)	(4,031)
Depreciation and amortization	(9,022)			(9,022)	(9,646)			(9,646)	(12,884)
Other taxes	(144)			(144)	(134)			(134)	(162)

EBITDA	16,476	1,844		14,632	14,297	512		13,785	18,475
EBITDA margin (%)	38.4			34.1	34.6			33.4	33.1

(a)          For detailed explanation of special factors in the 2003 financial year, please refer to Deutsche Telekom’s 2003 Annual Report, “Reconciliation of pro forma figures,” page 96 et seq.

Special factors in the first three quarters of 2004.

(b)         Accruals for contingent losses attributable to the dissolution of the mobile communications joint venture between T-Mobile USA and Cingular Wireless (EUR 0.6 billion) (T-Mobile division) and expenses totaling approximately EUR 0.2 billion consisting, for example, of accruals for voluntary redundancy payments in the T-Com division and at Group Headquarters & Shared Services.

(c)          Gains from the write-up of U.S. mobile communications licenses at T-Mobile USA (EUR 2.4 billion) and gains totaling EUR 0.2 billion from the sale of SES Global (Group Headquarters & Shared Services), the disposal of cc-chemplorer (T-Systems) and retroactive gains from the sale of Virgin Mobile (T-Mobile).

(d)         Primarily deferred taxes from the write-up of U.S. mobile communications licenses at T-Mobile USA.

Special factors in the first three quarters of 2003.

(e)          Recognition of an additional minimum liability (AML) (T-Com, T-Mobile, T-Systems, and T-Online divisions) and restructuring expenses in the T-Com division.

(f)            Additions to accruals and transaction costs relating to the sale of the remaining cable businesses (T-Com division) and the recognition of an additional minimum liability (AML) (in all divisions and at Group Headquarters & Shared Services).  Restructuring expenses at the T-Com division. Loss on the sale of T-Systems MultiLink.

(g)         Gains from the sale of cable businesses (T-Com division), and from the sale of the T-Systems subsidiaries TeleCash and SIRIS, and from the sale of the stake in MTS (T-Mobile division) and interests in Eutelsat, UMC, and Celcom (Malaysia) (Group Headquarters & Shared Services).

(h)         Write-up of the net carrying amount of the shareholding in comdirect AG.

(i)             Primarily tax income of EUR 0.4 billion from the change of T-Mobile International AG into a limited partnership (AG & Co. KG), and deferred taxes recognized on the additional minimum liability (EUR 0.1 billion). Additional tax effects from the reduction in deferred tax assets relating to sales of deferred payments (cable activities in Baden-Württemberg and Hesse) (EUR-0.2 billion).

Free cash flow.(11)

•                  Deutsche Telekom defines free cash flow as cash generated from operations minus interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

•                  Deutsche Telekom is of the opinion that free cash flow is used by investors as a measure to enable them to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to investments in associated and related companies, and the repayment of liabilities. Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and methods of calculating this measure are only comparable with similarly designated measures and disclosures by other companies to a limited extent.

Reconciliation of the Group’s free cash flow

	Q1 – Q3 2004	Q1 – Q3 2003	2003
	millions of €	millions of €	millions of €

Cash generated from operations	13,620	13,766	18,132
Interest paid	(2,812)	(2,722)	(3,816)
Net cash provided by operating activities	10,808	11,044	14,316
Cash outflows from investments in property, plant and equipment, and intangible assets (excluding goodwill)	(4,223)	(3,651)	(6,031)
Free cash flow before dividend payments	6,585	7,393	8,285
Dividends paid	(178)	(79)	(92)
Free cash flow after dividend payments	6,407	7,314	8,193

(11)    The reconciliation of the Group’s free cash flow is based on the amounts reported in the consolidated statement of cash flows prepared in accordance with International Accounting Standard (IAS) No. 7, Cash Flow Statements, and German Accounting Standard (GAS) No. 2, Cash Flow Statements.

Gross and net debt.

•                  In the consolidated financial statements, the items “bonds and debentures” and “liabilities to banks” are reported as “debt (in accordance with consolidated balance sheet).”

•                  Gross debt includes not only “debt (in accordance with consolidated balance sheet),” but also liabilities to non-banks from loan notes, cash collateral received for positive fair values from derivatives, and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies summarized under “Other liabilities” in the balance sheet. Gross debt is the basis for total net interest expense incurred.

•                  In addition to this key figure, Deutsche Telekom shows “net debt.” Net debt is generally calculated by subtracting liquid assets, other investments in noncurrent securities and in marketable securities, as well as discounts on loans, which are contained in the balance sheet item “Prepaid expenses and deferred charges.” In addition, the following items (which are reported under the balance sheet item “other assets”) are subtracted in the same way as for the liabilities side: cash collateral paid for negative fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

•                  Deutsche Telekom considers gross and net debt to be common indicators in the competitive environment, although definitions may vary, and they are used by Deutsche Telekom’s senior operating decision-makers to manage and monitor debt.

Reconciliation of the Group’s gross and net debt

	Sept. 30, 2004	Dec. 31, 2003	Sept. 30, 2003
	millions of €	millions of €	millions of €

Bonds and debentures	43,542	51,613	55,223
Liabilities to banks	3,147	3,798	4,357
Debt (in accordance with consolidated balance sheet)	46,689	55,411	59,580
Liabilities to non-banks from loan notes	763	799	803
Miscellaneous other liabilities	345	287	275
Gross debt	47,797	56,497	60,658
Liquid assets	5,907	9,127	10,688
Other investments in marketable securities	177	173	141
Other investments in noncurrent securities	22	86	87
Other assets	698	271	303
Discounts on loans (prepaid expenses and deferred charges)	214	264	283
Net debt	40,779	46,576	49,156

Consolidated financial statements.

Consolidated statement of income

	Third quarter of 2004			First three quarters of 2004
	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Net revenue	14,524	14,077	3.2	42,922	41,288	4.0	55,838
Cost of sales	(7,849)	(7,828)	(0.3)	(23,185)	(23,138)	(0.2)	(31,402)
Gross profit	6,675	6,249	6.8	19,737	18,150	8.7	24,436
Selling costs	(3,014)	(3,266)	7.7	(9,583)	(9,821)	2.4	(13,505)
General and administrative costs	(1,060)	(1,264)	16.1	(3,294)	(3,889)	15.3	(4,976)
Other operating income	1,369	1,045	31.0	4,858	3,674	32.2	4,558
Other operating expenses	(1,203)	(1,284)	6.3	(4,408)	(3,597)	(22.5)	(5,084)
Operating results	2,767	1,480	87.0	7,310	4,517	61.8	5,429
Financial expense, net	(793)	(789)	(0.5)	(2,584)	(2,734)	5.5	(4,031)
of which: net interest expense	(836)	(888)	5.9	(2,604)	(2,818)	7.6	(3,776)
Results from ordinary business activities	1,974	691	n.a.	4,726	1,783	n.a.	1,398
Income taxes	(483)	(57)	n.a.	(1,221)	137	n.a.	225
Income after taxes	1,491	634	n.a.	3,505	1,920	82.6	1,623
(Income) losses applicable to minority shareholders	(104)	(126)	17.5	(294)	(303)	3.0	(370)
Net income	1,387	508	n.a.	3,211	1,617	98.6	1,253

Determining earnings per share

	Third quarter of 2004		First three quarters of 2004
	Q3 2004	Q3 2003	Q1 – Q3 2004	Q1 – Q3 2003	2003

Net income (millions of €)	1,387	508	3,211	1,617	1,253
Average weighted number of outstanding shares (in millions)	4,195	4,195	4,195	4,195	4,195
Earnings per share(a)/ADS(b) (German GAAP) (€)	0.33	0.12	0.77	0.39	0.30

(a)          Earnings per share (according to German GAAP) for each period are calculated by dividing net income by the weighted average number of outstanding shares.

(b)         One ADS (American Depositary Share) corresponds in economic terms to one share of common stock of Deutsche Telekom AG.

Consolidated balance sheet

	Sept. 30, 2004	Dec. 31, 2003	Change	Sept. 30, 2003
	millions of €	millions of €	%	millions of €

Assets
Noncurrent assets	94,091	95,651	(1.6)	98,753
Intangible assets	45,629	45,193	1.0	47,430
Property, plant and equipment	44,928	47,268	(5.0)	47,831
Financial assets	3,534	3,190	10.8	3,492
Current assets	16,174	19,656	(17.7)	21,440
Inventories, materials, and supplies	1,857	1,432	29.7	1,308
Receivables	5,557	5,762	(3.6)	6,168
Other assets	2,676	3,162	(15.4)	3,135
Marketable securities	177	173	2.3	141
Liquid assets	5,907	9,127	(35.3)	10,688
Prepaid expenses and deferred charges	951	772	23.2	1,012
Total assets	111,216	116,079	(4.2)	121,205

Shareholders’ equity and liabilities
Shareholders’ equity	37,862	33,811	12.0	35,131
Capital stock	10,746	10,746	—	10,746
Accruals	17,059	15,703	8.6	15,250
Pensions and similar obligations	4,600	4,456	3.2	4,298
Other accruals	12,459	11,247	10.8	10,952
Liabilities	55,576	65,862	(15.6)	70,132
Debt	46,689	55,411	(15.7)	59,580
Other	8,887	10,451	(15.0)	10,552
Deferred income	719	703	2.3	692
Total shareholders’ equity and liabilities	111,216	116,079	(4.2)	121,205

Statement of shareholders’ equity

	Capital stock nominal value	Additional paid-in capital	Consolidated share holders’ equity generated	Cumulative translation adjustment account	Shareholders’ equity in accordance with the consolidated balance sheet	Treasury shares	Total	Minority interest	Consolidated shareholders’ equity
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

Balance at Dec 31, 2002	10,746	50,077	(24,316)	(5,079)	31,428	(7)	31,421	3,988	35,409
Changes in the composition of the Group								(11)	(11)
Dividends for 2002								(79)	(79)
Proceeds from the exercise of stock options		10			10		10		10
Income after taxes			1,617		1,617		1,617	303	1,920
Difference from currency translation				(2,079)	(2,079)		(2,079)	(46)	(2,125)

Balance at Sept. 30, 2003	10,746	50,087	(22,699)	(7,158)	30,976	(7)	30,969	4,155	35,124

Balance at Dec. 31, 2003	10,746	50,092	(23,063)	(8,017)	29,758	(7)	29,751	4,053	33,804
Changes in the composition of the Group								(19)	(19)
Dividends for 2003								(154)	(154)
Proceeds from the exercise of stock options		15			15		15		15
Income after taxes			3,211		3,211		3,211	294	3,505
Difference from currency translation				641	641		641	63	704

Balance at Sept. 30, 2004	10,746	50,107	(19,852)	(7,376)	33,625	(7)	33,618	4,237	37,855

Consolidated statement of cash flows

	Q1 – Q3 2004	Q1 – Q3 2003	2003
	millions of €	millions of €	millions of €

Net income	3,211	1,617	1,253
Income (losses) applicable to minority shareholders	294	303	370
Income after taxes	3,505	1,920	1,623
Depreciation and amortization	9,022	9,646	12,884
Income tax expense (refund)	1,221	(137)	(225)
Net interest expense	2,604	2,818	3,776
Net gains from the disposition of noncurrent assets	(177)	(727)	(792)
Results from associated companies	(32)	(79)	247
Other noncash transactions	(2,464)	(553)	(699)
Increase in working capital (assets) (a)	(333)	(278)	(542)
Decrease in accruals	823	742	1,584
(Increase) decrease in other working capital (liabilities)(b)	(865)	71	149
Income taxes received	250	284	88
Dividends received	66	59	39
Cash generated from operations	13,620	13,766	18,132
Net interest payments	(2,812)	(2,722)	(3,816)
Net cash provided by operating activities	10,808	11,044	14,316
Cash outflows for investments in intangible assets	(404)	(485)	(844)
property, plant and equipment	(3,819)	(3,166)	(5,187)
financial assets	(665)	(213)	(373)
consolidated companies	(209)	(35)	(275)
Cash inflows from disposition of intangible assets	11	22	24
property, plant and equipment	486	686	1,055
financial assets	360	1,124	1,569
shareholdings in consolidated companies and business units	1	1,502	1,510
Net change in short-term investments and marketable securities	(113)	(2,891)	(18)
Other	0	0	466
Net cash used for investing activities	(4,352)	(3,456)	(2,073)
Net change of short-term debt	(8,916)	(6,522)	(9,214)
Issuance of medium and long-term debt	155	6,869	6,951
Repayment of medium and long-term debt	(418)	(2,209)	(2,879)
Dividends paid	(178)	(79)	(92)
Proceeds from the exercise of stock options	15	10	15
Change in minority interests	0	(11)	(7)
Net cash used for financing activities	(9,342)	(1,942)	(5,226)
Effect of foreign exchange rate changes on cash and cash equivalents	5	(20)	(43)
Net increase (decrease) in cash and cash equivalents	(2,881)	5,626	6,974
Cash and cash equivalents, at beginning of period	8,686	1,712	1,712
Cash and cash equivalents, at end of the period	5,805	7,338	8,686

(a)          Changes in receivables, other assets, inventories, materials and supplies, and prepaid expenses and deferred charges.

(b)         Change in other liabilities (which do not relate to financing activities) as well as deferred income.

Notes to the consolidated statement of income.

Changes in the composition of the Deutsche Telekom Group

The Deutsche Telekom Group sold shareholdings in various companies last year which were included (some ratably) in the consolidated financial statements as of September 30, 2003. These were, at T-Com, the remaining cable business, at T-Mobile, Niedermeyer in Austria, at T-Systems, predominantly TeleCash GmbH, SIRIS S.A.S. and Multilink SA., and, at T-Online, Auto.T-Online. The T-Online division acquired the Scout24 group in the first nine months of 2004. The following table shows the effects of the new acquisitions and disposals on the individual line items of the consolidated statement of income for the first nine months of 2004.

Impact of changes in the composition of the Group on the consolidated statement of income for the first three quarters of 2004

	T-Com	T-Mobile	T-Systems	T-Online	Total
	millions of €	millions of €	millions of €	millions of €	millions of €

Net revenue	(127)	(99)	(149)	53	(322)
Cost of sales	80	78	139	(19)	278
Gross profit	(47)	(21)	(10)	34	(44)
Selling costs	32	22	16	(21)	49
General and administrative costs	50	8	11	(11)	58
Other operating income	(468)	(1)	(109)	3	(575)
Other operating expenses	100	0	25	(12)	113
Operating results	(333)	8	(67)	(7)	(399)
Financial income (expense), net	0	0	4	0	4
Results from ordinary business activities	(333)	8	(63)	(7)	(395)
Income taxes	179	0	1	(2)	178
Income after taxes	(154)	8	(62)	(9)	(217)
(Income) losses applicable to minority shareholders	0	0	0	(1)	(1)
Net income	(154)	8	(62)	(10)	(218)

Other operating income

	Third quarter of 2004			First three quarters of 2004
	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Other operating income	1,369	1,045	31.0	4,858	3,674	32.2	4,558

In the first nine months of 2004, other operating income increased by EUR 1.2 billion or 32.2 percent year-on-year. This is due in particular to the write-up of U.S. mobile communications licenses in the amount of EUR 2.4 billion. In the first nine months of 2003, other operating income mainly consisted of income from the sale of financial assets, which did not arise on a comparable level in the first nine months of 2004.

Other operating expenses

	Third quarter of 2004			First three quarters of 2004
	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Other operating expenses	(1,203)	(1,284)	6.3	(4,408)	(3,597)	(22.5)	(5,084)

Other operating expenses rose by EUR 0.8 billion or 22.5 percent year-on-year. This increase is mainly attributable to the recognition of accruals relating to the winding up of the U.S. mobile communications joint venture totaling EUR 0.6 billion. The increased workforce and the associated rise in personnel costs at Vivento also contributed to this development.

Financial expense, net

	Third quarter of 2004			First three quarters of 2004
	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Financial expense, net	(793)	(789)	(0.5)	(2,584)	(2,734)	5.5	(4,031)
of which: income (loss) related to associated and related companies	43	103	(58.3)	41	104	(60.6)	(221)
of which: net interest expense	(836)	(888)	5.9	(2,604)	(2,818)	7.6	(3,776)
of which: write downs on financial assets and marketable securities	0	(4)	n.a.	(21)	(20)	(5.0)	(34)

The decrease in net financial expense was mainly attributable to lower interest expense related to continued debt reduction. In addition, increased income related to companies accounted for under the equity method had a positive effect on the income related to associated and related companies. This was offset by expenses for Toll Collect amounting to EUR 0.1 billion.

Income taxes

	Third quarter of 2004			First three quarters of 2004
	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Income taxes	(483)	(57)	n.a.	(1,221)	137	n.a.	225

The Reductions of Tax Concessions Act introduced a limitation on the use of loss carryforwards (so-called minimum taxation) for corporate income tax and trade tax with effect from 2004. Deutsche Telekom therefore incurred corporate income tax and trade tax expense, despite the existence of net operating loss carryforwards. There was an additional tax expense of EUR 0.6 billion as a result of the recognition of deferred tax liabilities from the write-up of U.S. mobile communications licenses. The tax income reported for the first nine months of 2003 mainly relates to corporate income tax of EUR 0.4 billion for T-Mobile International AG & Co. KG. This was a one-time effect.

Other disclosures.

Executive bodies

Thomas Holtrop resigned his position as member of the Deutsche Telekom AG Board of Management effective September 30, 2004.

The Supervisory Board of Deutsche Telekom AG has appointed Walter Raizner to the Group Board of Management effective November 1, 2004. Walter Raizner is the Board member responsible for the newly created Broadband/Fixed Network Board department, which combines the two divisions active in the consumer market, T-Com and T-Online, at Board level. Walter Raizner also heads the T-Com Board of Management.

As of October 1, 2004, the Bonn District Court appointed State Secretary Volker Halsch as successor to State Secretary Dr. Manfred Overhaus who left the Supervisory Board effective September 30, 2004.

Personnel

	Third quarter of 2004			First three quarters of 2004
	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Personnel costs	(3,310)	(3,421)	3.2	(10,103)	(10,323)	2.1	(13,917)

In the first nine months of 2004, personnel costs were EUR 0.2 billion or 2.1 percent lower year-on-year. This reduction is due, in part, to a decline in the number of employees, which decreased both on average and at the balance sheet date. Staff reductions, at T-Com and T-Systems in particular, were offset by staff increases at T-Mobile (especially T-Mobile USA) and T-Online (acquisition of the Scout24 group). In addition, the first nine months of 2003 contained charges relating to currency translation effects and adjusted discount rate applied to pension accruals (AML). Collectively agreed wage and salary increases partly offset this reduction.

Average number of employees

	Q1 – Q3 2004	Q1 – Q3 2003	Change	Change	2003
				%
Civil servants	48,886	50,067	(1,181)	(2.4)	49,998
Non-civil servants	199,284	201,951	(2,667)	(1.3)	201,265
Deutsche Telekom Group	248,170	252,018	(3,848)	(1.5)	251,263

Trainees and student interns	9,607	9,809	(202)	(2.1)	9,958

Number of employees at balance sheet date

	Sept. 30, 2004	Dec. 31, 2003	Change	Change	Sept. 30, 2003
				%
Civil servants	47,771	49,793	(2,022)	(4.1)	49,775
Non-civil servants	200,120	198,726	1,394	0.7	200,199
Deutsche Telekom Group	247,891	248,519	(628)	(0.3)	249,974

Trainees and student interns	11,753	11,554	199	1.7	11,992

Depreciation and amortization

	Third quarter of 2004			First three quarters of 2004
	Q3 2004	Q3 2003	Change	Q1 – Q3 2004	Q1 – Q3 2003	Change	2003
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €

Amortization of intangible assets	(1,128)	(1,169)	3.5	(3,380)	(3,517)	3.9	(4,678)
of which: UMTS licenses	(150)	(149)	(0.7)	(451)	(448)	(0.7)	(597)
of which: U.S. mobile communications licenses	(137)	(127)	(7.9)	(379)	(392)	3.3	(516)
of which: goodwill	(623)	(637)	2.2	(1,859)	(1,907)	2.5	(2,521)
Depreciation of property, plant and equipment	(1,863)	(1,996)	6.7	(5,642)	(6,129)	7.9	(8,206)
Total depreciation and amortization	(2,991)	(3,165)	5.5	(9,022)	(9,646)	6.5	(12,884)

The decrease in depreciation and amortization is mainly a result of lower depreciation of property, plant, and equipment, which in turn is a consequence of restrained capital expenditure in recent periods.

Other taxes

Other taxes included in the operating results amounted to EUR 144 million, compared with EUR 134 million in the same period last year.

Notes to the consolidated balance sheet.

Noncurrent assets

	Sept. 30, 2004	Dec. 31, 2003	Change	Change	Sept. 30, 2003
	millions of €	millions of €	millions of €	%	millions of €

Intangible assets	45,629	45,193	436	1.0	47,430
of which: UMTS licenses	9,899	10,260	(361)	(3.5)	10,441
of which: U.S. mobile communications licenses	10,389	8,179	2,210	27.0	8,956
of which: goodwill	23,269	24,513	(1,244)	(5.1)	25,875
Property, plant and equipment	44,928	47,268	(2,340)	(5.0)	47,831
Financial assets	3,534	3,190	344	10.8	3,492

Intangible assets increased by around EUR 0.4 billion compared with December 31, 2003 to EUR 45.6 billion. In addition to currency translation effects, the increase is primarily due to the write-up of mobile communications licenses in the United States in the amount of EUR 2.4 billion. The decrease in property, plant, and equipment is due in particular to depreciation charges, which substantially exceed the volume of new capital expenditure.

Investments

	Q1 – Q3 2004	Q1 – Q3 2003	Change	Change	2003
	millions of €	millions of €	millions of €	%	millions of €

Intangible assets	566	425	141	33.2	833
Property, plant and equipment	3,411	3,134	277	8.8	5,551
Financial assets	863	444	419	94.4	683
Total	4,840	4,003	837	20.9	7,067

The increased spending on intangible assets is due primarily to goodwill from the acquisition of the Scout24 group. Investments in property, plant, and equipment mainly relate to transmission platform upgrades, the access network at T-Com, and the expansion of T-Mobile’s mobile communications network. The increase in financial assets is primarily driven by additions at associated companies.

Liquid assets

During the reporting period, liquid assets decreased by around EUR 3.2 billion to EUR 5.9 billion, mainly due to bond repayments. For detailed information, please refer to the consolidated statement of cash flows.

Shareholders’ equity

	Sept. 30, 2004	Dec. 31, 2003	Change	Change	Sept. 30, 2003
	millions of €	millions of €	millions of €	%	millions of €

Capital stock	10,746	10,746	0	—	10,746
Additional paid-in capital	50,107	50,092	15	0.03	50,087
Retained earnings	248	248	0	—	248
Unappropriated net income (loss) carried forward	(23,311)	(24,564)	1,253	5.1	(24,564)
Net income	3,211	1,253	1,958	n.a.	1,617
Cumulative translation adjustment account	(7,376)	(8,017)	641	8.0	(7,158)
	33,625	29,758	3,867	13.0	30,976
Minority interest	4,237	4,053	184	4.5	4,155
Total shareholders’ equity	37,862	33,811	4,051	12.0	35,131

Shareholders’ equity rose substantially compared with December 31, 2003. As well as exchange rate gains from the translation of foreign Group companies, this is due in particular to net income.

2,670,828 treasury shares were held at September 30, 2004.

Stock-based compensation

Deutsche Telekom AG stock option plan

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. On July 19, 2000, Deutsche Telekom granted options to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2000.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. The Board of Management decided not to issue the tranche for 2003, and no further tranches will be issued in future under the 2001 Stock Option Plan. The 2004 shareholders’ meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the existing contingent capital.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	in thousands	€	in thousands	€

Outstanding stock options at Jan. 1, 2004	11,768	24.25	987	62.69
Granted	0	—	0	—
Exercised	57	12.42	0	—
Forfeited	193	25.23	119	62.69
Outstanding at Sept. 30, 2004	11,518	24.31	868	62.69
Exercisable at Sept. 30, 2004	9,633	26.65	—	—

T-Online International stock option plan

The extraordinary shareholders’ meeting of T-Online International AG resolved a 2000 Stock Option Plan for the Board of Management, and for specialists and managers of T-Online and its subsidiaries prior to the company’s IPO. This plan was not competitive, in particular because of the terms and conditions of exercise. The 2001 shareholders’ meeting approved a new stock option plan, structured as a “premium-priced plan,” to enhance the company’s competitiveness. The premium for this plan is 25 percent and the options are issued over five years, with each option having a term of ten years. A maximum of 50 percent of the options may be exercised after a lock-up period of two years, and 100 percent after a lock-up period of three years. The first tranche was issued on August 13, 2001, and the second tranche on July 15, 2002. The Board of Management decided not to issue the tranche for 2003, and no further tranches will be issued in future under the 2001 Stock Option Plan. The 2004 shareholders’ meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the existing contingent capital.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	in thousands	€	in thousands	€

Outstanding stock options at Jan. 1, 2004	4,185	10.31	112	37.65
Granted	0	—	0	—
Exercised	6	10.35	0	—
Forfeited	261	10.32	0	—
Outstanding at Sept. 30, 2004	3,918	10.31	112	37.65
Exercisable at Sept. 30, 2004	2,942	10.32	—	—

The Ya.com plan, which was introduced as part of the acquisition of the company in the year 2000, expired as of December 31, 2003.

T-Mobile USA / Powertel stock option plan

Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, these were converted at a rate of 3.7647 per unvested, outstanding T-Mobile USA option.

At December 31, 2003, 22.5 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (“MISOP”), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees.
On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

In addition, T-Mobile USA issued performance options to certain managers in 2003.

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel combined in 2004:

	Stock options	Weighted average exercise price
	in thousands	USD

Outstanding stock options at Jan. 1, 2004	22,539	17.72
Granted	230	19.64
Exercised	2,310	7.27
Forfeited	1,351	23.76
Outstanding at Sept. 30, 2004	19,108	19.04
Exercisable at Sept. 30, 2004	14,216	19.97

MATÁV stock option plan

On April 26, 2002, the shareholders’ meeting of MATÁV approved the introduction of a management stock option plan.

On July 1, 2002, MATÁV used its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable 2003) and for the second and third tranches (exercisable 2004/2005).

The following table provides an overview of the development of the total stock options held:

	Stock options	Weighted average exercise price
	in thousands	HUF

Outstanding stock options at Jan. 1, 2004	3,655	944
Granted	0	—
Exercised	0	—
Forfeited	203	944
Outstanding at Sept. 30, 2004	3,452	944
Exercisable at Sept. 30, 2004	2,302	942

Guarantees and commitments, and other financial obligations

Guarantees and commitments, and other financial obligations increased by EUR 0.7 billion in the reporting period. This increase, which was mainly due to the increase in purchasing and leasing obligations, was partly offset by a decrease in special pension fund and guarantee obligations.

Notes to the consolidated statement of cash flows.

Net cash provided by operating activities

Net cash provided by operating activities in the first nine months of 2004 amounted to EUR 10.8 billion.  This represents a year-on-year decrease of EUR 0.2 billion, mainly as a result of an increase in net interest payments of EUR 0.1 billion and changes to operating business.

Net cash used for investing activities

Net cash used for investing activities amounted to EUR 4.4 billion compared with EUR 3.5 billion in the same period last year. This EUR 0.9 billion increase in net cash used was due to offsetting effects: On the one hand, spending relating exclusively to property, plant, and equipment, and investments in financial assets, including subsidiaries (in particular associated companies at T-Mobile USA and the acquisition of the Scout24 group), increased by EUR 1.2 billion, accompanied by a sharp decrease in cash inflows of EUR 2.5 billion from divestitures, particularly of shares in fully consolidated companies and other financial assets. On the other hand, cash used for short-term investments declined sharply by EUR 2.8 billion.

Net cash used for financing activities

Net cash used for financing activities increased by EUR 7.4 billion year-on-year to EUR 9.3 billion in the first nine months of 2004. This is due in particular to a EUR 6.7 billion reduction in the issuance of medium and long-term debt, while repayments decreased by EUR 1.8 billion. In addition, a EUR 2.4 billion increase in the net repayment of short-term debt had a negative impact on net cash used for financing activities.

Segment reporting.

The structure of the segments has been adjusted to reflect the revised reporting structure at T-Com and T-Systems. The Toll Collect joint venture has been managed by and reported under the T-Systems segment since April 1, 2004. For segment reporting purposes, the net carrying amounts of investments and accruals as well as their effects on the statement of income are no longer shown under T-Com, but under T-Systems. To facilitate comparison, prior-year figures and the figures for the first quarter of 2004 have been adjusted to reflect the changes described above.

All segment information in this report has been prepared in accordance with U.S. Statement of Financial Accounting Standards No. 131 (SFAS 131) and German Accounting Standard 3, “Segment Reporting” (GAS 3).

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2003 financial year as well as for the third quarters and first nine months of both 2003 and 2004. In addition to the amounts disclosed for the segments, there is also a reconciliation line.

Segment information for the 2003 financial year

	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

T-Com(a)	25,116	4,090	29,206	(5,169)	(315)	31	4,690
T-Mobile	21,572	1,206	22,778	(5,196)	(992)	97	831
T-Systems(a)	7,184	3,430	10,614	(1,499)	(39)	(447)	(581)
T-Online(b)	1,662	189	1,851	(430)	110	90	104
Group Headquarters & Shared Services	304	3,964	4,268	(881)	(2,874)	(3)	(4,071)
Reconciliation	—	(12,879)	(12,879)	291	334	(23)	425
Group	55,838	—	55,838	(12,884)	(3,776)	(255)	1,398

(a)          Under new structure.

(b)         Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with IFRS.

Segment information in the quarters

Q3/2004 Q3/2003	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

T-Com(a)	6,007	799	6,806	(1,158)	37	8	1,455
	6,152	952	7,104	(1,265)	(60)	37	1,255
T-Mobile	6,273	206	6,479	(1,282)	(241)	38	1,287
	5,632	288	5,920	(1,298)	(216)	27	239
T-Systems(a)	1,747	817	2,564	(342)	(8)	(1)	39
	1,798	819	2,617	(373)	(6)	(43)	(34)
T-Online(b)	419	45	464	(112)	29	(3)	24
	413	40	453	(104)	26	97	103
Group Headquarters & Shared Services	78	1,086	1,164	(180)	(678)	2	(799)
	82	974	1,056	(195)	(659)	(5)	(878)
Reconciliation	—	(2,953)	(2,953)	83	25	(1)	(32)
	—	(3,073)	(3,073)	70	27	(14)	6
Group	14,524	—	14,524	(2,991)	(836)	43	1,974
	14,077	—	14,077	(3,165)	(888)	99	691

(a)          Under new structure.

(b)         Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with IFRS.

Segment information for the first three quarters

Q1 – Q3/2004 Q1 – Q3/2003	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

T-Com(a)	18,114	2,549	20,663	(3,546)	28	30	4,259
	18,716	3,031	21,747	(3,865)	(291)	55	3,569
T-Mobile	17,956	704	18,660	(3,786)	(667)	134	3,289
	15,871	916	16,787	(3,857)	(817)	36	637
T-Systems(a)	5,282	2,382	7,664	(1,032)	(19)	(145)	(189)
	5,267	2,477	7,744	(1,120)	(32)	(78)	(160)
T-Online(b)	1,328	129	1,457	(332)	84	(3)	106
	1,209	138	1,347	(311)	86	91	126
Group Headquarters & Shared Services	242	3,166	3,408	(565)	(2,026)	8	(2,794)
	225	2,995	3,220	(694)	(1,814)	2	(2,330)
Reconciliation	—	(8,930)	(8,930)	239	(4)	(4)	55
	—	(9,557)	(9,557)	201	50	(22)	(59)
Group	42,922	—	42,922	(9,022)	(2,604)	20	4,726
	41,288	—	41,288	(9,646)	(2,818)	84	1,783

(a)          Under new structure.

(b)         Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with IFRS.

Accounting.

Basis of accounting

Deutsche Telekom prepares its consolidated financial statements in accordance with German GAAP, i.e., the requirements of the German Commercial Code (Handelsgesetzbuch - HGB), and the German Stock Corporation Act (Aktiengesetz - AktG), and prepares its interim reports in accordance with the requirements of German Accounting Standard 6 (GAS 6), and with the Rules and Regulations of the Frankfurt Stock Exchange.

Accounting Policies

Deutsche Telekom uses the same methods of accounting and valuation for preparing its quarterly financial statements as for its annual financial statements. A detailed description of the methods used can be found in the notes to the consolidated financial statements as of December 31, 2003.

Conversion of accounting to IFRS

In accordance with Regulation 1606/2002 of the European Parliament and of the Council of July 19, 2002, listed companies within the European Union are obliged to prepare their consolidated financial statements in accordance with IFRS for each financial year starting on or after January 1, 2005. IFRS will replace German GAAP for external reporting from the first quarter of 2005. The measures necessary for conversion have been initiated and are progressing on schedule.

Bonn, November 8, 2004

Deutsche Telekom AG
Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick	Walter Raizner

Dr. Heinz Klinkhammer	René Obermann	Konrad F. Reiss

Deutsche Telekom
Investor Relations calendar 2005.

Financial calendar

Date

January 27, 2005	Publication of 2004 customer figures
March 3, 2005	Annual press conference on the 2004 financial year and analysts’ meeting
March 15, 2005	Publication of the 2004 Annual Report
March 15, 2005	CeBIT Investors’ Day, Hanover
April 26, 2005(a)	2005 Shareholders’ meeting of Deutsche Telekom AG, Hanover
April 27, 2005(a)	2005 Shareholders’ meeting of T-Online International AG, Hanover
May 12, 2005(a)	Deutsche Telekom AG report on the first quarter of 2005
August 11, 2005(a)	Deutsche Telekom AG report on the first half of 2005
November 10, 2005(a)	Deutsche Telekom AG report on the first nine months of 2005

(a) Dates not yet finalized

Further dates are published on the Internet at www.deutschetelekom.com.

Disclaimer.

This Interim Report contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current plans, estimates, and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including, without limitation, those factors set forth in “Forward-Looking Statements” and “Risk Factors” contained in Deutsche Telekom’s Annual Report on Form 20-F filed with the SEC. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

This Interim Report contains a number of non-GAAP figures, such as EBITDA and EBITDA adjusted for special factors, adjusted EBITDA margin, capital expenditure, adjusted net income, free cash flow, and gross and net debt. These non-GAAP figures should not be used as a substitute for Deutsche Telekom’s GAAP figures. The non-GAAP measures may not be comparable to non-GAAP measures used by other companies. To interpret the non-GAAP measures, please refer to the chapter “Reconciliation of pro forma figures” of this Interim Report, which is also posted on Deutsche Telekom’s Investor Relations link under www.deutschetelekom.com.

Contacts.

Deutsche Telekom AG
Zentralbereich Konzernkommunikation
Postfach 20 00, D-53105 Bonn
Phone +49 (0) 228 181 49 49
Fax +49 (0) 228 181 9 40 04

This report can be downloaded from the Investor Relations site on the Internet at:
www.deutschetelekom.com

For further information on the divisions please refer to:
www.t-com.de
www.t-mobile-international.com
www.t-systems.com
www.t-online.com

Investor Relations, Bonn office

Phone	+49 (0) 228) 181 8 88 80
Fax	+49 (0) 228 181 8 88 99
E-mail:	investor.relations@telekom.de

Investor Relations, New York office
Phone	+1 212 424 2926
Phone	1 877 DT SHARE (toll-free)
Fax	+1 212 424 2986
E-mail:	investor.relations@usa.telekom.de

This Group Report for the first nine months of 2004 is also available in German.

The German print version of this Group Report is legally binding.

This Group Report is a publication of Deutsche Telekom “Investor Relations.”

KNr. 642 100 099

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: November 12, 2004